Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd., or Ellomay Luzon Energy), the disclosures contained herein concerning Dorad Energy Ltd., or Dorad, and the power plant owned by Dorad, or the Dorad Power Plant, are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

1.1.	General

Ellomay Luzon Energy, is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares and debentures are traded on the Tel Aviv Stock Exchange. Ellomay Luzon Energy’s main asset is its holdings of 33.75% of Dorad Energy Ltd., or Dorad.

Dorad currently operates a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW, located south of Ashkelon, or the Dorad Power Plant. The production capacity of the Dorad Power Plant is subject to degradation and is currently approximately 850 MW. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Israeli Electricity Market Law, 1996, or the Electricity Law, and its regulations, and the standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and the majority of the existing distribution lines are operated by the Israeli Electric Company, or IEC, which is the only entity that holds a transmission license in Israel.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by Eilat-Ashkelon Pipeline Company Ltd., or EAPC, Edelcom Ltd., or Edelcom, (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, The Phoenix Insurance Company Ltd. (4.07%) and The Phoenix Pension and Provident Fund Ltd. (5.93%), together, The Phoenix. Dorad’s shareholders, including Ellomay Luzon Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a 70% majority) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Ellomay Luzon Energy’s shareholders and Ellomay Luzon Energy, or the Ellomay Luzon Energy Shareholders Agreement, prior to the acquisition by Ellomay Luzon Energy of the additional 15% of Dorad’s shares (see “Acquisition of an Additional 15% of Dorad’s Share Capital by Ellomay Luzon Energy” below), we were currently entitled to recommend the nomination of the Dorad board member on behalf of Ellomay Luzon Energy.

Investment and Acquisition of Shares in Ellomay Luzon Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy Ltd., our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Ellomay Luzon Energy, with respect to an investment by Ellomay Energy Ltd. in Ellomay Luzon Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy Ltd. invested a total amount of NIS 50 million (approximately €10 million) in Ellomay Luzon Energy, and received a 40% stake in Ellomay Luzon Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date.

Ellomay Energy Ltd. was also granted an option to acquire additional shares of Ellomay Luzon Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy Ltd.’s percentage holding in Ellomay Luzon Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options was NIS 2.4 million for each 1% of Ellomay Luzon Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Ellomay Luzon Energy and our indirect ownership of Dorad is 9.375%. The aggregate amount paid in connection with the exercise of such options amounted to approximately NIS 2.8 million, including approximately NIS 0.4 million required in order to realign the shareholders’ loans provided to Ellomay Luzon Energy by its shareholders with the new ownership structure.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy Ltd., Ellomay Luzon Energy and Dori Group also entered into the Ellomay Luzon Energy Shareholders Agreement that became effective upon the Dori Closing Date. The Ellomay Luzon Energy Shareholders Agreement provides that each of Dori Group and Ellomay Energy Ltd. is entitled to nominate two directors (out of a total of four directors) in Ellomay Luzon Energy for as long as the ratio of holdings between the two shareholders is in the range of 1:1 to 1:1.5 and thereafter such number of directors based on the ratio of holdings of the parties. The Ellomay Luzon Energy Shareholders Agreement also grants each of Dori Group and Ellomay Energy Ltd. with equal rights to nominate directors in Dorad, provided that in the event Ellomay Luzon Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy Ltd. for so long as Ellomay Energy Ltd. holds at least 30% of Ellomay Luzon Energy. The Ellomay Luzon Energy Shareholders Agreement further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, limitations on pledging of Ellomay Luzon Energy’s shares, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Following the Dori Closing Date, the holdings of Ellomay Energy Ltd. in Ellomay Luzon Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy Ltd. and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy Ltd. with respect to the Dori Investment Agreement and the Ellomay Luzon Energy Shareholders Agreement.

As of December 31, 2025, there were no outstanding shareholders’ loans granted to Ellomay Luzon Energy.

Ellomay Luzon Energy’s representatives on Dorad’s Board of Directors are currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors and Mr. Amos Luzon. Mr. Luzon currently serves as the Chairman of the Board of Dorad.

To the best of our knowledge, in February 2018 a pledge was registered on the holdings and rights of the Luzon Group in Ellomay Luzon Energy (including the shares of Ellomay Luzon Energy held by the Luzon Group and the shareholders’ loans provided by the Luzon Group to Ellomay Luzon Energy) in favor of the holders of debentures issued by the Luzon Group to the public in Israel. In May 2024 the Luzon Group repaid in full the series of debentures that was secured by pledges on the Luzon Group’s holdings and rights in Ellomay Luzon Energy and in June 2024 the related pledges were deleted. Thereafter, also in June 2024, pledges were again registered on all of the Luzon Group’s holdings and rights in Ellomay Luzon Energy in favor of holders of a new series of debentures issued by the Luzon Group to the public in Israel in May 2024.

On February 1, 2023, we issued NIS 220 million (approximately €56.5 million, as of the issuance date) of a new series of secured nonconvertible debentures due March 31, 2029, or the Series E Secured Debentures, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Secured Debentures are secured by the following pledges:

a.	a fixed first degree pledge on shares of Ellomay Luzon Energy held by Ellomay Energy LP, representing a 50% ownership of Ellomay Luzon Energy, which holds 18.75% of Dorad;

b.	a floating first degree pledge and an assignment by way of a pledge of, and with respect to, Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans (including capital notes) provided by Ellomay Energy LP to Ellomay Luzon Energy; and

c.	a fixed first degree pledge on our rights and the rights of Ellomay Energy LP in and to a trust account in the name of the trustee of the Series E Secured Debentures.

As of the date of this report, the foregoing pledges are valid based on applicable law and the organizational documents of the Company and Ellomay Energy LP. For more information concerning the right to amend, release, replace or cancel a pledge, see Sections 2.7-2.9 of Appendix 7 of the Deed of Trust governing the Series E Secured Debentures, attached as Exhibit A to the Shelf Offering Report of the Company, dated January 30, 2023 (filing number: 2023-02-012843).

“Iron Swords” War and the Wars between Israel and Iran

The “Iron Swords” war in Israel began on October 7, 2023, and significantly impacted the security and economic situation in the State of Israel. The continuation of the fighting and attacks on Israel, together with the measures taken by the government following the declaration of a state of war and the mobilization of reserve forces, led to a decline in the scope of business and economic activity throughout the country. These effects were reflected in disruptions to supply and production chains, shortages of manpower, and volatility in the value of financial assets and in foreign currency exchange rates against the shekel. In addition, the downgrade of Israel’s credit rating by international rating agencies, as well as the implications for the state budget, also affected the economy as a whole and the business operations of many companies, and consequently their financial reporting.

On June 13, 2025, the war significantly expanded to an additional front, when the State of Israel initiated a direct confrontation with Iran, or the June 2025 Iran Operation, upon the commencement of which the State of Israel declared a special state of emergency on the home front and closed its airspace. This confrontation further deepened the impact of the war on the activities of many companies in the economy. As a result of the June 2025 Iran Operation, Dorad’s revenues in June 2025 decreased by approximately 22% compared to June 2024. The June 2025 Iran Operation ended on June 24, 2025, with a ceasefire agreement, and the economy returned to full activity. In addition, in October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip.

As of the date of approval of Dorad’s financial statements (February 25, 2026), Dorad has not identified any additional material impacts on its results and noted that it continues to monitor developments and assess their possible effects on its operations and the value of its assets. On February 28, 2026, an additional operation against Iran was started by the USA and Israel. This operation is currently ongoing and significantly impacts the economy due to a state of emergency impacting education, tourism, consumption and places of work. At this stage it is too early to determine the extent and materiality of the impact on Dorad, its financial results and its operations.

Acquisition of an Additional 15% of Dorad’s Share Capital by Ellomay Luzon Energy

On March 4, 2025, Zorlu, one of Dorad’s shareholders, entered into two share purchase agreements covering its entire holdings in Dorad (25% of Dorad’s issued and outstanding shares) based on a valuation of Dorad of approximately NIS 2.8 billion. The first share purchase agreement entails the sale of 10% of Dorad’s outstanding shares to The Phoenix, and was not subject to a right of first refusal under Dorad’s articles of association and shareholders agreement. The second share purchase agreement, or the Dorad SPA, entails the sale of an additional 15% of Dorad’s outstanding shares to The Phoenix, Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership (Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership, together, the Purchasers), through its general partner – Y.L. Shahar Investments in Energy Ltd. and was subject to a right of first refusal under Dorad’s articles of association and shareholders agreement.

Pursuant to the Dorad SPA, the aggregate purchase price for 15% of Dorad’s outstanding shares is approximately NIS 424.4 million, subject to certain adjustments, and the consummation of the sale is subject to customary conditions to closing (including receipt of approvals from Dorad’s board of directors, governmental authorities and Dorad’s lenders, and the consummation of the sale of 10% of Dorad’s outstanding shares to The Phoenix under the first share purchase agreement). The Dorad SPA also required the purchaser to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million on the date of execution of the Dorad SPA. Pursuant to the Dorad SPA, the consummation of the sale of Dorad’s shares was scheduled to occur between June 30, 2025 and July 15, 2025 (the Long Stop Date determined in the Dorad SPA), subject to conditions to closing as set forth above.

On March 6, 2025, following the execution of the Dorad SPA, Ellomay Luzon Energy received a sale notice, or the Sale Notice, from Zorlu with respect to 15% of Dorad’s outstanding shares, or the Offered Shares. Pursuant to Dorad’s articles of association and shareholders agreement, Dorad’s shareholders, including Ellomay Luzon Energy, were required to respond within 30 days.

On March 20, 2025, a preliminary discussion regarding the sale of Zorlu’s shares to The Phoenix and its affiliates was held during a meeting of Dorad’s board of directors, which, pursuant to Dorad’s articles of association, is authorized to determine whether the purchasers constitute a direct or indirect competitor of Dorad. At that meeting, the Dorad board of directors determined that The Phoenix and its affiliates do not compete with Dorad.

On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all the Offered Shares. Ellomay Luzon Energy thereafter provided an acceptance notice to Zorlu, accompanied by an autonomous guarantee in the amount of the purchase price provided in the Dorad SPA for all the Offered Shares.

On April 7, 2025, Ellomay Luzon Energy received a notification from Zorlu stating that both Ellomay Luzon Energy and Edelcom, which holds 18.75% of Dorad, submitted acceptance notices with respect to all the Offered Shares. Dorad’s articles of association and shareholders agreement provide that in the event acceptance notices are delivered for a number of shares higher than the number of offered shares, the offered shares will be allocated among the offerees in accordance with their pro rata holdings in Dorad, subject to approval of the transfer of the shares by Dorad’s board of directors. Accordingly, Ellomay Luzon Energy and Edelcom each entered into a share purchase agreement with Zorlu with respect to 7.5% of the issued and outstanding shares of Dorad in a form substantially similar to the Dorad SPA. Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase all the Offered Shares should the sale to Edelcom not be consummated for any reason.

To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company deposited an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank that issued the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company initially withdrew an amount of NIS 60 million under the Commercial Paper Agreement. Following consummation of the acquisition of 15% of Dorad’s outstanding shares by Ellomay Luzon Energy as set forth below, the guarantee was released and the Company provided a notice of early repayment to the holder of the commercial paper.

On May 27, 2025, Decision No. 71201 was issued by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve Zorlu’s transfer of from 10% to up to 19.9% of Dorad’s outstanding shares to The Phoenix.

In connection with its acquisition of Dorad’s outstanding shares and due to regulatory restrictions imposed on The Phoenix, The Phoenix and Dorad’s lenders reached a preliminary agreement whereby, in lieu of a pledge over the Dorad shares that will be purchased by The Phoenix, Dorad’s lenders will receive from The Phoenix an alternative package of rights. In connection with this arrangement, Dorad was informed by Edelcom that, in Edelcom’s view, the proposed alternative package of rights constitutes a matter that requires the consent of each of Dorad’s shareholders. The proposed arrangement between The Phoenix and Dorad’s lenders was approved by the Dorad board of directors, Dorad’s shareholders and Dorad’s lenders on May 29, 2025, June 4, 2025 and June 26, 2025, respectively.

On June 4, 2025, Dorad received a statement of claim filed against it by a former director and a serving director (both representing Edelcom), seeking declaratory relief for access to Dorad’s documents, a declaration that the Dorad board of directors’ resolutions regarding the sale of shares by Zorlu are null and void, and a declaration that the director representing Edelcom is entitled to independent legal counsel and representation with respect to his rights as a director, particularly in relation to the sale of Zorlu’s shares, retroactively as from April 14, 2025. Dorad notes in its financial statements as of and for the three and six months ended June 30, 2025 that it denies the allegations made in the statement of claim, and its response was expected to be filed by September 21, 2025. Shortly before the deadline for submitting Dorad’s response, the plaintiffs’ counsel contacted Dorad and notified Dorad that he intends to amend the statement of claim and that until such amendment, he proposes to agree to postpone the deadline for filing Dorad’s response. On November 10, 2025, the plaintiffs filed an amended statement of claim considering the change in circumstances detailed above in connection with the sale of Zorlu’s shares. On that same day, the court rejected the motion to amend and dismissed the claim, reserving all parties’ rights.

On June 23, 2025, the Israeli Competition Authority approved the transfer of Dorad’s shares to Ellomay Luzon Energy. On June 25, 2025, Decision No. 71401 was adopted by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve the transfer by Zorlu of 7.5% of Dorad’s outstanding shares to each of Ellomay Luzon Energy and Edelcom. The aforementioned decision was published on June 29, 2025.

On June 26, 2025, Dorad’s lenders approved in principle the transfer of shares to The Phoenix, the Additional Purchasers and the shareholders who exercised their right of refusal, subject to the fulfillment of certain conditions.

On July 1, 2025, Zorlu approved an extension of the deadline for the completion of the acquisition of shares by Ellomay Luzon Energy and Edelcom until July 22, 2025.

On July 10, 2025, Dorad’s board of directors approved the transfer of 10% of Dorad’s outstanding shares from Zorlu to The Phoenix and the transfer of 7.5% of the Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 13, 2025, the transfer of 10% of Dorad’s outstanding shares from Zorlu to The Phoenix was completed. As noted above, as of the completion date of the sale to The Phoenix, both Ellomay Luzon Energy and Edelcom received the approval from the Israeli Electricity Authority to purchase 7.5% of Dorad’s outstanding shares and Ellomay Luzon Energy received the approval of the Israeli Competition Authority for the acquisition of Dorad’s outstanding shares but Edelcom did not receive the approval of the Israeli Competition Authority for its acquisition of Dorad’s outstanding shares.

Dorad notes in its financial statements as of and for the year ended December 31, 2025 that on July 17, 2025, it discovered incidentally, and despite the applicants’ obligation to inform Dorad of the decision, that on July 13, 2025, a director and a former director representing Edelcom submitted an ex parte petition to the Tel Aviv–Jaffa District Court requesting the cancellation of the July 10, 2025 resolution approving the transfer of 10% of Dorad’s outstanding shares to The Phoenix, due to alleged competition concerns. The court dismissed the petition, ex parte, on the same day, without requesting the position of Dorad (which does not accept the claims).

On July 18, 2025, Edelcom notified Dorad that it sold 1.25% of Dorad’s outstanding shares held by it to a private third party (Mr. Tamir Cohen) and that pending receipt of required approvals for the sale (including the approval of Dorad’s board of directors), the voting rights and entitlement to dividends in connection with the shares will be held by a trustee. At the same time, Edelcom notified the Israeli Competition Authority that it withdraws its request for the approval of the Israeli Competition Authority for the transfer of the shares from Zorlu to Edelcom, claiming that such approval was no longer required due to the transaction with Mr. Cohen.

On July 20, 2025, Dorad’s board of directors discussed the matter, however, as no request was made to approve the transfer of shares from Edelcom to Mr. Cohen, Dorad’s board of directors did not resolve on the matter and the Dorad shareholders register was not amended.

On July 20, 2025, the Israeli Electricity Authority adopted Decision No. 71801 (amending Decision No. 71401), approving the transfer of between 7.5% to 15% of Dorad’s outstanding shares from Zorlu of each of Ellomay Luzon Energy and Edelcom.

On July 20, 2025, Edelcom filed an ex parte petition with the Tel Aviv (Economic Division) District Court for a temporary injunctions and orders, requesting that the court prohibit Dorad’s board of directors and shareholders from convening to approve the transfer of 7.5% of Dorad’s outstanding shares from Zorlu to any entity other than to Edelcom, and to prohibit Zorlu from selling those shares to Ellomay Luzon Energy or to The Phoenix. On the same day the court rejected Edelcom’s petition and set deadlines for the parties’ responses (by July 29, 2025), and for the filing of a main proceedings by Edelcom (by July 27, 2025). The Court’s decision further noted that if future actions will be approved by Dorad based on a transfer of shares if it occurs (and this, as stated, without the Court preventing it), whereby the increased power of the respondents as shareholders is used for the purpose of changes in Dorad’s board of directors, or the transfer of the shares to third parties, as Edelcom noted that it fears, and to the extent that the respondents will try to take such actions or other irrevocable action, Edelcom will be notified seven days in advance, in a manner that will allow it time to act and the Court to give appropriate instructions.

On July 21, 2025, the final date for obtaining all required approvals for the completion of Zorlu’s share sale, Dorad’s board of directors and shareholders convened and approved the transfer of an additional 7.5% of Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 22, 2025, as not all the conditions to closing of the sale of 7.5% of Dorad’s outstanding shares to Edelcom were fulfilled, Edelcom’s agreement with Zorlu was terminated and the transfer of 15% Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy was consummated. As stated above, following such transfer, the shareholders of Dorad are: EAIS (37.5%), Ellomay Luzon Energy (33.75%), Edelcom (18.75%) and The Phoenix (10%).

On July 27, 2025, Edelcom filed a statement of claim with the Tel Aviv (Economic Division) District Court against Dorad, Dorad’s other shareholders and the trustee appointed in connection with the Zorlu transactions. The claim requested a declaratory relief, including that as of July 21, 2025 (the date on which Dorad’s board of directors and shareholders’ approved the transfer of the additional 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy) the agreement between Zorlu and Edelcom for the sale and purchase of 7.5% of Dorad’s outstanding shares was valid and binding and did not require the approval of any third parties; that the said agreement was breached by Zorlu; that the resolutions of Dorad’s board of directors and shareholders approving the transfer of 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy are void; that the sale agreement between Zorlu and Ellomay Luzon Energy with respect to the additional 7.5% of Dorad’s outstanding shares is void; and requesting mandatory injunctions ordering Ellomay Luzon Energy to cancel the agreement between it and Zorlu for the sale of 7.5% of Dorad’s outstanding shares, and compelling Zorlu to sell these shares to Edelcom. Additionally, the claim seeks orders requiring Dorad’s board of directors and shareholders to convene and approve the transfer of 7.5% of Dorad’s outstanding shares to Edelcom, to amend Dorad’s shareholder register accordingly, and for any other relief necessary to complete the aforementioned actions.

Pursuant to an arrangement between the parties to the legal proceeding, the respondents were required to respond to Edelcom’s request for temporary injunctions by August 4, 2025. Several hours before the filing deadline, Edelcom informed the respondents and the court that it was unilaterally withdrawing its request for temporary injunctions. Following submission of the respondents’ positions on the matter, on August 11, 2025 the court approved the withdrawal request, imposing legal expenses on Edelcom in the aggregate amount of NIS 200 thousand (of which NIS 40 thousand are due to each of Dorad and Ellomay Luzon Energy).

On November 11, 2025, a preliminary hearing was held before the defendants submitted their statements of defense. On November 18, 2025, Edelcom submitted a notice and request to the court, requesting the dismissal of the claim. On November 19, 2025, the court granted the request and dismissed Edelcom’s claim, stating that in the event Edelcom will commence a similar proceeding in the future, the defendants will be entitled to file a request for expenses in connection with the dismissed claim.

As a result of the sale of Zorlu’s shares, all of Zorlu’s representatives on the Dorad board of directors resigned and one director was appointed by The Phoenix. On August 5, 2025, Ellomay Luzon Energy notified Dorad of the appointment of Mr. Amos Luzon as an additional director on its behalf based on its updated holdings in Dorad.

Pursuant to the terms of the Dorad SPA, approximately NIS 10.3 million of the consideration was deposited in escrow pending a resolution on the obligation to pay VAT on the proceeds received by Dorad under the arbitration award referenced in Section 1.16 of the 2024 Annual Disclosure. As determined in the Dorad SPA, because the decision of the Israeli Tax Authority was not provided by September 30, 2025, approximately NIS 6.3 million was released to Ellomay Luzon Energy and the remainder was released to Zorlu, thereby reducing the consideration paid for Dorad’s shares under the Dorad SPA to approximately 418.1 million.

As noted in Ellomay Luzon Energy’s financial statements as of and for the year ended December 31, 2025, 2025, Ellomay Luzon Energy performed a purchase price allocation in connection with the acquisition of 15% of Dorad’s shares. As the net amount recognized at the acquisition date for the identifiable assets exceeds the cost of the acquired Dorad shares by approximately NIS 112.8 million, such amount was recognized in the profit and loss statements of Ellomay Luzon Energy for the year ended December 31, 2025, as “gain on bargain purchase.”

Execution of SPA in connection with the Company’s Indirect Holdings in Ellomay Luzon Energy

On February 8, 2026, we received a copy of a letter sent by the Luzon Group to Prof. Yitzhak Soari, requesting Prof. Soari to determine the timetable and other terms for implementing a separation mechanism between the Company and the Luzon Group with respect Ellomay Luzon Energy. The Luzon Group’s letter refers to the Ellomay Luzon Energy’s shareholders’ agreement, which provides that either party may approach an agreed-upon expert to determine a separation mechanism between the parties out of the following two options: (a) a bidding process, or (b) a Buy Me Buy You (BMBY) mechanism.

As both individuals who were named in the Ellomay Luzon Energy shareholders’ agreement as potential arbitrators for purposes of determining the separation process (including Prof. Soari) are not able to perform such role, the parties to the shareholders agreement discussed the separation mechanism since the delivery of the aforementioned letter. Despite such ongoing discussions, on March 12, 2026, the Luzon Group informed the Company that the Luzon Group submitted a petition to the Tel Aviv District Cout requesting the appointment of an arbitrator that will determine the separation process or appoint a third party for such purpose.

On March 15, 2026, Ellomay Energy LP submitted its response to the petition filed with the Israeli District Court by the Luzon Group. In its response, Ellomay Energy LP notes, inter alia, that the Luzon Group did not comply with the requirements under the Israeli Arbitration Law and the Ellomay Luzon Energy shareholders’ agreement, that the parties reached an understanding in principle without the need to appoint an arbitrator or other third party to determine the separation process, and that the fulfillment of such understanding is crucial to prevent damages to Ellomay Luzon Energy and Dorad. On March 18, 2026, Ellomay Energy LP submitted a statement of claim and a request for temporary mandatory injunction against the Luzon Group. Ellomay Energy LP requests the issuance of a temporary mandatory injunction instructing the parties to perform a separation process in connection with their holdings in Ellomay Luzon Energy in accordance with the terms agreed between the parties (subject to board approvals and other internal processes as required in both companies). Ellomay Energy LP claims that the Luzon Group is ignoring the understandings reached between the parties and, at the very least, withdrew from the negotiations in bad faith, after it was the one who initiated the separation process.

The separation process was conducted on March 27, 2026, following the Israeli court’s ruling and the appointment of Judge (ret.) Hila Gerstel to act as the ruler regarding the separation process. The separation process resulted in the Luzon Group committing to acquire the Ellomay Luzon Energy shares indirectly held by the Company at a Dorad valuation of NIS 4.4 billion. As of the date hereof, based on the Company’s indirect holdings in Dorad (through Ellomay Luzon Energy) and the current value of 50% of the other assets and liabilities of Ellomay Luzon Energy, the consideration is approximately NIS 560 million.

Ellomay Clean Energy LP and the Luzon Group entered into a share purchase agreement, or the SPA on March 27, 2026. The consummation of the sale is subject to customary closing conditions, including the approvals of the Israeli Electricity Authority, the Israeli Competition Authority and Ellomay Luzon Energy’s lenders, all to the extent required.

The SPA provides that the sale will be consummated within two business days of fulfillment of the conditions to closing, and that the deadline for fulfillment of the conditions to closing is seven and a half months from signing of the SPA. In connection with the separation process, each party deposited a bank guaranty or cash in the amount of NIS 72 million in escrow. In connection with this requirement, the Company received a short-term loan from O.Y. Nofar Energy Ltd., or Nofar, the Company’s principal shareholder, in an amount of NIS 47.5 million at a risk-free interest rate (the interest rate of Israeli governmental bonds with similar repayment terms). The Company’s deposit may be replaced by a bank guarantee, which, if replaced, will be issued by Nofar. These transactions were approved by the Company’s Audit Committee and Board of Directors pursuant to the Israeli Companies Regulations (Relief in Related Party Transactions), 2000.

The SPA provides that in the event a party materially breaches its undertakings or prevents the fulfillment of a condition to closing, and the breach is not repaired within a 14 day period, the other party will receive the amount deposited in escrow as liquidated damages and will also be entitled to purchase the Ellomay Luzon Energy shares held by the breaching party based on a Dorad valuation of NIS 3.5 billion. In the event the transaction is not consummated within seven and a half months other than due to a breach by any party, Ellomay Clean Energy LP may acquire the Luzon Group’s holdings in Ellomay Luzon Energy based on a Dorad valuation of NIS 4.4 billion.

The abovementioned estimations in connection with the consummation of the sale of Ellomay Luzon Energy’s shares held indirectly by the Company and the expected consideration constitute forward-looking information, as defined in the Securities Law, 1968, and is based on the information and estimates of the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to the Company as of the date of this report and are not under their control, which include, inter alia, the non-fulfillment of any of the conditions to closing, changes in the value of the assets and liabilities of Ellomay Luzon Energy, disputes between the parties to the SPA and other risk factors listed in Section 1.17 below.

1.2.	Investments in the Equity of Dorad and Transactions in its Shares

During the years 2023, 2024 and 2025, no investments were made in the equity of Dorad, and other than the transactions described in Section 1.1 above, no transactions were made in Dorad’s shares. During the second half of 2020, Dorad started examining the possibility to conduct an initial public offering of Dorad’s shares. Dorad’s management examined, with its financial and legal advisors, the stages required and the feasibility of the initial public offering. A resolution to conduct such initial public offering is subject to the approval of Dorad’s shareholders, which has not been obtained as of December 31, 2025, and, among other factors, to the market conditions prevailing at the relevant time.

1.3.	Distribution of Dividends

In August 2023, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 70 million (approximately €17 million) and such dividend was distributed during August and September 2023. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million (approximately €3.2 million) and repaid an amount of approximately NIS 6.5 million to us.

On December 28, 2023, Dorad’s board of directors approved the distribution of an additional dividend in the amount of NIS 70 million (approximately €17.4 million) and such dividend was distributed during December 2023 and January 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million (approximately €3.3 million) and repaid an amount of approximately NIS 5 million to us, thereby repaying the shareholders’ loans in full. In addition, in December 2023 Ellomay Luzon Energy declared and paid its shareholders a dividend in the amount of NIS 3 million, of which we received NIS 1.5 million.

On September 2, 2024, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 50 million and such dividend was distributed during September 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 9.4 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 7.6 million (the Company’s indirect share is approximately NIS 3.8 million).

On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million and such dividend was distributed shortly thereafter. In connection with such dividend distribution Ellomay Luzon Energy received an amount of approximately NIS 14 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 14 million (the Company’s indirect share is approximately NIS 7 million).

In December 2024, the Ellomay Luzon Energy board of directors approved a dividend distribution in the amount of approximately NIS 8.5 million (the Company’s indirect share is approximately NIS 4.25 million) following receipt of a refund of legal expenses in connection with the arbitration procedure described in Section 1.16.

On December 2, 2025, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 200 million and such dividend was distributed on December 4, 2025. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 67.5 million.

As of December 31, 2025, the profits (as such term is defined in Section 302 of the Israeli Companies Law) of Dorad for purposes of distribution, based on Dorad’s financial statements for such period, were approximately NIS 919.7 million. As of December 31, 2025, Dorad does not have a dividend distribution policy.

The Dorad Credit Facility (as updated in July 2016) (as hereinafter defined), included limitations on distributions by Dorad based on compliance with financial covenants and certain undertakings. For the purposes of the Dorad Credit Facility, a “distribution” includes also the repayment of shareholders’ loans. A distribution that is not in compliance with the Dorad Credit Facility is a cause for immediate repayment of the financing obtained by Dorad. For additional details concerning the Dorad Credit Facility see Section 1.13 below.

1.4.	Selected Financial Information

The following is selected financial information derived from Dorad’s financial statements as of and for the years ended December 31, 2023, 2024 and 2025:

	As of and for the year ended December 31,
	2023	2024	2025
	Audited
	NIS in thousands
Net profit	211,315	452,327	148,368
Financing expenses, net	164,487	8,886	193,204
Total shareholders’ equity	1,289,937	1,617,264	1,565,632

Dorad’s financial results are significantly influenced by seasonality and changes in the Israeli CPI and the NIS/USD exchange rate.

Dorad’s financial results for the year ended December 31, 2025 were included on a press release published by the Company and submitted to the MAGNA system on March 31, 2026. Dorad’s financial statements for the year ended December 31, 2025 are expected to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 pursuant to the requirements of the US Securities Laws applicable to the Company, which will be filed with the SEC and on MAGNA.

The following is selected financial information of the Dorad segment in our financial statements for the years ended December 31, 2023 and 2024 and our financial results for the year ended December 31, 2025:

	As of and for the year ended December 31,
	2023	2024	2025
	Audited		Unaudited
	€ in thousands
Share of profit of equity accounted investee	4,320	11,062	16,930
Total assets	31,772	41,300	60,408
Total liabilities	-	-	-

1.5.	General Environment – General Information about Dorad

1.5.1.	Structure of Dorad’s Field of Operations; Changes in the Scope of Activities in the Field of Operations and in Profitability; Competition

The Israeli electricity market is divided into several segments: manufacturing, transmission, distribution, supply and management. The market is dominated by the IEC, which fully controls the transmission and distribution segments and previously manufactured and sold most of the electricity consumed in Israel and by the Palestinian Authority. As of 2024, approximately 60% of the electricity in the market is generated by private producers, while the IEC’s share has decreased to about 40%. The IEC’s market share in the supply segment represented 65% of the supply segment of the Israeli market in 2024, with the remainder represented by the independent power producers and virtual suppliers. As of June 2025, over 270,000 consumers have switched to private suppliers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). The Israeli Electricity Authority predicts that the IEC’s actual production will represent approximately 23% of the electricity manufactured in Israel in 2030. Unless otherwise noted, the information concerning the Israeli electricity market included in this Report is derived from the Israeli Electricity Sector Annual Report for 2024, published by the Israeli Electricity Authority in September 2025.

In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015, Israel’s largest private power plant, Dalia Power Energies Ltd., was commissioned with installed capacity of approximately 900 MW. In 2024, the market model regulation of the supply segment, which enables consumers to purchase electricity from private manufacturers, became effective and regulation enabling private consumers without “smart meters” to purchase electricity from private suppliers also came into effect. As of September 2024, consumers with basic (non-smart) meters were permitted to switch to private suppliers, opening the competition to hundreds of thousands of additional households. In recent years, the Israeli Electricity Authority granted licenses to suppliers who are not manufacturers to supply electricity to consumers. In 2024, 21 virtual suppliers were active, supplying approximately 14% of the consumption by customers of private suppliers (approximately 5% of the market in total). In May 2025, the Israeli Electricity Authority established the “Bilateral Market Regulation” for renewable generation and storage facilities connected to the transmission grid, which is expected to further enhance competition in the supply segment (see “Market Model for Private Manufacturers on the Transmission Grid” below). These steps are expected to increase competition in the supply segment. For more information, see Section 1.7 below.

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel. The operations of photovoltaic plants in Israel are also subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Energy, the Ministry of Agriculture, the Ministry of Interior and the Ministry of Defense.

In June 2018, the Israeli Government issued resolution no. 3859 for the reform of the electricity market and a structural change in the IEC. In July 2018, Amendment No. 16 to the Electricity Law was adopted. This amendment implements the reform of the Israeli electricity market and the reduction of the IEC’s monopolistic power by providing arrangements for the removal of the system management authorities from the IEC, maintaining the transmission and part of the distribution facilities with the IEC, increasing the competition in the production segment by forcing the IEC to sell some of the power plants it owns and opening up the supply segment to competition.

The Israeli Electricity Authority operates in accordance with the Israeli Electricity Law and the policies of the Israeli government and the Minister of Energy and Infrastructures, or the Minister. As part of its authorities, the Israeli Electricity Authority, among other roles, grants licenses and supervises the compliance with the provisions of the Israeli Electricity Law and the licenses issued thereunder, sets the tariffs and the methods for updating them and determining standards for the quality, nature and level of the services provided by the holders of essential service supplier licenses in relation to their customers and other electricity manufacturers, including in connection with electricity consumption, grid connections, supply reliability, infrastructure services and the purchase of electricity from licensees.

As part of the 2018 reform referred to above, the Israeli government separated the system management unit from the IEC and transitioned it to a separate government company. The system management unit is responsible for planning and development of the electricity market and maintaining the balance between the supply and demand for electricity and ensuring survivability of the electricity production and transmission systems, managing the transmission of the energy from the power plants through the grid to substations with the requisite reliability and quality, timing of maintenance works in the production units and transmission system, managing the trade in electricity under competitive, equal and beneficial terms, including entering into agreements to purchase energy availability from manufacturers and the design of development of the transmission and transformation system.

During 2020, the Minister instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC completed the sale of the Eshkol power station in June 2025, reducing the IEC’s market share in the electricity production segment in Israel to below 50%. In November 2023, the IEC published a tender for the BOT construction and operation (for a 25 year period) of a new power plant to be fueled by natural gas with installed capacity of 630-900 MW in Sorek (in central Israel) and in and in December 2024 the winner in the tender process, a group that includes one of the indirect shareholders of Dorad that offered an availability tariff of NIS 0.0318 per KWh, was announced. This power plant is expected to commence operations in 2029 and will be operated by the winters of the bid for 25 years and thereafter transferred to the ownership of the state.

Following the Reform, the IEC is also permitted to receive new generation licenses for two natural gas combined cycle gas turbine (“CCGT”) units at the Orot Rabin site, with a total installed capacity of approximately 1,200 MW. One unit (CCGT 70) began commercial operation in January 2025 and the second unit (CCGT 80) began commercial operation in January 2026.

In addition, the concentration regulations, which established caps on the holding of generation licenses by private entities, expired at the end of 2024. As of 2025, the Israeli Electricity Authority is in the process of formulating new concentration regulations to ensure fair competition.

As noted above, Noga – Electricity System Management Ltd., which is an Israeli government company managing the national electricity system, or the System Manager, was established in connection with the implementation of the 2018 reform in the electricity sector. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2025, as of the end of 2024, the IEC owned approximately 40% of the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

Dorad competes with the IEC, private electricity manufacturers and other sellers of electricity with respect to sales to potential customers directly. In connection with Dorad 2, Dorad competes for regulatory benefits with other developers constructing power plants, including Dalia and Kesem. For more information see Section 1.5.2 under “Regulation for Conventional Production Units.”

As long as the regulation remains unchanged, as the IEC controls the transmission and the majority of the distribution lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees.

As of December 31, 2025, there are several private power plants operating in Israel for the production and supply of electricity through different technologies, including natural gas, diesel, pumped energy, co-generation and renewable energy. To the best of the Company’s knowledge and according to public information, the major private manufacturers in Israel include the OPC Rotem Ltd. power plant (440 MW), the Dalia Energy Power Ltd. power plant (900 MW) the IPM power plant (450 MW) and the Nesharim power plant (120 MW). Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2025, as of the end of 2024, the private power producers owned a market share in the production segment of approximately 53% of the installed electricity capacity in Israel and in 2024 the private sector produced approximately 59% of the electricity.

1.5.2.	Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations

Operations in the field of the electricity sector in Israel is subject to the Electricity Market Law and the regulations promulgated thereunder. The Electricity Market Law includes, among other things, provisions on the licensing of the various parties involved in production activities, system management, transmission, distribution, supply and trade in electricity; instructions relating to the essential service provider license holder and its obligations; and instructions relating to the Israeli Electricity Authority, its composition, powers and duties. In addition, the gas transportation system in Israel is regulated by the Israeli Gas Authority, and by the regulation and decisions of the Ministry of Energy and the Israeli Gas Authority on these issues.

Tariffs and Payments

As noted above, the Israeli Electricity Authority determines the tariffs in the electricity sector, including the Taoz Tariff, which is the tariff for electricity consumers above a certain size, based on the costs of production, infrastructure, transmission, distribution and system costs, which changes according to the seasons and according to clusters of demand hours during the day, or the Taoz Tariff. The Taoz Tariff creates a direct link between the costs of electricity production and its supply at different times and the price paid by the customer. In each season, three clusters of hours were determined: peak (hours with the highest demand), high (hours with an average demand) and low (hours with low demand). The price of electricity at peak is the highest, at high is at an intermediate level, and at low is the lowest. These rates have a material effect on the results of Dorad’s operations.

The Israeli Electricity Authority determined the method and tariffs for the provision of availability and electricity by private electricity producers to the System Manager in the event not all of the capacity of such manufacturers was sold directly to customers. The Israeli Electricity Authority’s decision provides that the System Manager will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the System Manager. This decision further provides that in the event the System Manager purchases electricity from the private manufacturer, the tariff paid for the electricity will not be higher than the tariff determined in the tariff approval issued to the private manufacturer.

On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023. On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which was in effect through the end of January 2024.

On January 29, 2024, the Israeli Electricity Authority published a decision regarding “Annual Update of 2024 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1% compared with the average production component published by the Israeli Electricity Authority in March 2023 that was valid up to and including January 2024. On December 29, 2024, the Israeli Electricity Authority published a decision regarding an annual update to the electricity tariff for 2025 for IEC consumers, according to which the average production component decreased by approximately 2.2% compared with the average production tariff published by the Israeli Electricity Authority in January 2024, and which was valid up to and including December 2024.

On December 11, 2025, the Israeli Electricity Authority published a decision regarding an update to the electricity tariff structure for consumers of the IEC, effective as of January 1, 2026. The update includes, inter alia, a revision of the generation component structure into a variable and a fixed component on a median basis. Pursuant to the decision, the average generation component decreased by approximately 1.7% compared to the average generation tariff published by the Israeli Electricity Authority in December 2024, which was valid through and including December 2025.

On March 26, 2025, the Israeli Electricity Authority published a decision updating its prior decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units,” which regulates the manner of construction and operation of conventional technology energy production facilities with a capacity higher than 630 MW and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The updated decision provides with regard to the availability tariff per KWh that it will be updated to NIS 0.0331 for manufacturers that will receive a tariff approval by June 30, 2026, NIS 0.0318 for manufacturers that will receive a tariff approval between July 1, 2026 and December 31, 2026 and NIS 0.0305 for manufacturers that will receive a tariff approval between January 1, 2027 and June 30, 2027. Furthermore, regarding the tariff approvals, the prior resolution was amended so that these will be granted to a maximum of four production units (instead of two), and a manufacturer that will reach commercial operation prior to December 31, 2029 will be entitled to an addition of 0.75% per month based on the number of months in which commercial operation preceded such date (this increase does not apply to the premium component of the tariff). In addition, the first manufacturer that will reach financial closing and receive a tariff approval within the dates set forth in the decision and will construct the facility north to Gush Dan based on the map included in the decision (an area that does not include Dorad’s geographic location) will be entitled to an addition of NIS 0.005 to the availability tariff applicable to it under the decision. The updated resolution will apply to the first four production facilities that will reach financial closing and receive tariff approval by no later than June 30, 2027.

Licenses

The Israeli Electricity Market Law provides that certain actions in the electricity market, including generation of electricity and supply of electricity, require a license. In May 2014, the Israeli Electricity Authority resolved to grant Dorad production licenses for a period of twenty years (which can be extended for an additional ten-year period under certain conditions) and a supply license for a period of one year. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

In accordance with the terms of Dorad’s production licenses, the sale to the System Manager is conducted using the method of available capacity and energy. The production licenses impose on Dorad an obligation to comply with a minimum level of availability, regularity and efficiency in the operation of the license, an obligation to carry out inspections of the power plant and maintenance work therein, and an obligation to report to the Israeli Electricity Authority, including in connection with malfunctions and inspections carried out at the power plant. In accordance with the terms of the supply license, Dorad may sell electricity to consumers who have a continuous electricity meter installed that stores consumption data (only). In addition, in accordance with the terms of the supply license, it is required that Dorad’s equity not be less than a certain percentage of the normative cost of the power plant (according to the definition of the relevant term therein).

The licenses cannot be transferred, encumbered or seized, directly or indirectly, and the production licenses also provide that it is not possible to sell or pledge any property used for the execution of the licenses, all except with the prior approval of the Minister. In addition, the licenses state, among other things, that the approval of the Minister is required for the transfer or encumbrance of control of Dorad. In the event that the transfer of control also includes a change in the terms of the license, the approval of the Israeli Electricity Authority is also required. In addition, the licenses include restrictions and requirements in connection with transfers of rights, directly or indirectly, in Dorad.

Subject to the right of hearing and the rules applicable to it, the Israeli Electricity Authority may, with the approval of the Minister, change the conditions of the licenses granted to Dorad, add to them or subtract from them, if there have been changes in the suitability of Dorad, in the general environment of the electricity market (or in the technology relevant to the license, in relation to the production license), or if the changes are required to ensure competition in the electricity market (in relation to the production license) or the level of services to be provided. The Israeli Electricity Authority is also entitled to terminate the licenses or suspend them before the end of their term, subject to the right of the license holder for a hearing, for example in the event of a violation of the terms of the license or non-compliance with the eligibility conditions for receiving the licenses, all in accordance with the conditions specified in the licenses and according to the provisions of applicable law. The Israeli Electricity Law provides that in addition to revocation or suspension of a license due to non-compliance, the Israeli Electricity Authority may also revoke, suspend or modify a license based on other considerations, including the contribution of the license to the level of services to the public, the benefit of the consumers and the contribution of the license to the competition in the electricity market. The Israeli Electricity Law further provides that other than due to non-compliance or loss of eligibility, the revocation, suspension or modification of certain licenses, which licenses of the scope held by Dorad, requires the approval of the Minister.

As a condition for receiving the licenses, Dorad provided guarantees to ensure compliance with the conditions of the licenses as well as to compensate and indemnify the State of Israel for damages caused to it as a result of breach of these conditions or as a result of termination, limiting or suspension of the licenses. In addition, Dorad must provide a guarantee in favor of the System Manager in the amount of 70% of the average monthly bill payment of its customers in the summer season according to their consumption in the corresponding period of the previous year. In accordance with the terms of the licenses granted to Dorad, Dorad is not allowed to carry out actions that may cause a reduction in competition in the electricity market or harm it. These licenses also include provisions regarding the insurance that Dorad must maintain during the licenses period.

As of December 31, 2025, Dorad is in compliance with the terms of the licenses granted to it.

Tariff Approval

For the purpose of guaranteeing the tariffs that electricity producers are entitled to receive from the Israeli Electricity Authority, they are granted a “tariff approval” by the Israeli Electricity Authority, which includes, among other things, tariffs arising from the tariff arrangements in the standards in connection with force majeure and insurance, warranty, replacement fuel and tariffs for the manufacturer in connection with the purchase of electricity, purchase of availability and energy or the purchase of related services. In September 2010, Dorad received a tariff approval from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, valid for a period of 20 years from the date of receipt of the production license (i.e., until May 2034), which is updated according to mechanisms set forth therein and includes, among other things as described above, tariffs for the sale of availability and energy to the System Manager, and in October 2013, Dorad received a revised tariff approval pursuant to the agreement, or the Tamar Agreement, with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar. For more information concerning the agreement between Dorad and the System Manager, see Section 1.11.6 below.

Use of Fuel in the Israeli Electricity Market

In 2017, the Israeli Electricity Authority adopted a resolution for the use of fuels to implement a general loading plan was established, according to which the System Manager must plan on a semi-annual basis the total amount of diesel oil and liquid gas required for the electricity market so that liquid gas (if required) is allocated to the manufacturer with the most expensive gas agreement and diesel oil will be allocated as equitably as possible in accordance with to the relative share of each facility out of the total production of bi-fuel facilities in in the previous calendar year. The said regulation also defines the availability required from the manufacturers for the use of diesel oil and also states that the sale of gas by the IEC to consumers outside the electricity market will not occur during hours when there is a shortage of gas in the electricity market. During 2024 Dorad did not have a significant diesel oil use. During 2025, due to the war between Iran and Israel and the temporary shortage in natural gas, Dorad use of diesel oil was more significant.

Consumption Plans and Deviations

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad) and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Israeli Electricity Authority’s publication, which includes a call for public comments (the hearing process), the Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect commencing September 1, 2020. Dorad is preparing to reduce the implications of the resolution and the implementation of the resolution does not have a material effect on the financial results of Dorad.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a request to approve a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers at an amount of NIS 330 million as estimated in the request. The IEC did not include in its third-party notice the amount it attributes to Dorad. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. On April 10, 2023, the District Court decided to reject the request submitted by the IEC to send the third-party notice to Dorad. On June 11, 2023, the IEC submitted an appeal to the Supreme Court on the District Court’s decision. On February 14, 2024, the applicant submitted his response to the appeal and on March 28, 2024, Dorad submitted its answer to the appeal (following an extension approved by the court). The appeal hearing was scheduled for January 6, 2025 but it was cancelled on December 16, 2024. On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court by March 31, 2025. On March 26, 2025, the IEC submitted an update to the District Court notifying of the Supreme Court’s decision to schedule a hearing on the appeal on December 1, 2025. On March 27, 2025, the District Court instructed to file an update with the District Court after a decision is made on the appeal or by the end of the year, whichever comes first. On December 6, 2025, the hearing on the appeal, which had been scheduled for February 16, 2026, was postponed by the court. On December 11, 2025, a new hearing date for the appeal was set for June 9, 2026. If the appeal is accepted in full, the hearing on the motion to certify the claim as a class action will take place with Dorad participating therein as a third party. Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

Virtual Supplier

In March 2021, the Israeli Electricity Authority published a decision in which a regulation was established for electricity suppliers who do not hold means of production and the revision of standards for new suppliers (“virtual supplier”), and the gradual opening of the supply segment to competition commencing September 2021. Within this regulation, the suppliers are able to purchase the electricity supplied to their customers from the System Manager up to a general quota of 400 MW, of which 100 MW for domestic consumers based on a “first come, first served” principle. In July 2021, Dorad received the supply license of a virtual supplier to suppliers who do not hold means of production, and for that purpose it provided a guarantee in the amount of NIS 2 million in favor of the Israeli Electricity Authority and a guarantee in the amount of NIS 8 million in favor of the System Manager for availability certificates. The guarantee to the System Manager was reduced to NIS 4.8 million in February 2026. During 2022, the Israeli Electricity Authority amended the regulation and cancelled the quota that a virtual supplier may purchase from the System Manager and enabled the supplier to purchase electricity from production facilities that are connected to the distribution grid. On January 7, 2026, the Israeli Electricity Authority published Decision No. 73205 regarding the results of Competitive Process No. 1 for determining the tariff for the purchase of availability certificates from the System Manager. As part of the procedure, a total capacity of 520 MW was allocated to ten different suppliers. The tariff determined is NIS 0.0932 per kilowatt-hour. Dorad was awarded an allocation of 60 MW in this competitive process. In connection with the award, Dorad provided the System Manager with guarantees in the amount of NIS 31 million.

Market Model for Private Manufacturers on the Transmission Grid

In March 2022, the Israeli Electricity Authority published its resolution providing for a market model for private manufacturers and renewable energy on the transmission grid. The purpose of the resolution is to create a uniform set of rules and a possibility for better control of the System Manager over the loads on the network, especially in view of the massive entry of renewable energies into the market. This resolution preserves the ability of manufacturers operating under a different regulation, including Dorad, to continue operating in a format of physical (or self) loading (production according to the predicted customer consumption and selling excess electricity to the System Manager), and also allows those manufacturers to decide, every month, at their discretion, to switch to a central loading format that will entitle them to energy payments in accordance with the mechanisms established in the resolution and in parallel to purchase the electricity required by their customers from the System Manager at system marginal price (SMP). This arrangement became effective on July 1, 2024.

In parallel, as part of the gradual opening of the supply segment to competition, the Israeli Electricity Authority adopted regulation enabling the entry of “virtual suppliers” into the market, i.e., companies that do not own generation assets and purchase electricity from the System Manager and/or directly from producers, and sell it to end consumers. In September 2022, the “Market Regulation” enabled generation facilities connected to the distribution grid to sell electricity directly to virtual suppliers instead of to the System Manager.

In May 2025, the Israeli Electricity Authority established the “Bilateral Market Regulation” for renewable generation and storage facilities connected to the transmission grid. This regulation, which is expected to come into effect in early 2026, introduces a mechanism of “Capacity Credits,” allowing eligible facilities to sell their generation capacity directly to suppliers, and is intended to increase the supply of electricity available to virtual suppliers and thereby enhance competition.

The Israeli Electricity Authority has also established a protection mechanism and payment cap for storage facilities operating under the Bilateral Market Regulation.

On August 29, 2024, the CEO of the System Manager, sent an urgent letter to Israeli electricity manufacturers who operate based on the market model, including Dorad, containing a warning about the System Manager’s concern with respect to the conduct of manufacturers that, allegedly, raises a concern of price bias in the electricity sector and/or payment bias of the System Manager’s payments and/or exploitation of market power. The letter explained that commencing the date of the application of the market model to private production in the electricity sector on July 1, 2024, the System Manager identifies conduct that raises the concern of such actions, through a dramatic change in the price offers received by the System Manager compared to the period prior to the application of the market model, and abuse of the situation of low reserves and high demand in the electricity sector. The letter claims that these price offers allegedly cause an increase in the market price (System Marginal Price (SMP)) and an abnormal increase in the payments made to the manufacturer. In this way, the price offers can increase the payments that suppliers without means of production are forced to pay for the energy purchased from the System Manager in the wholesale market, as well as the electricity prices for the final consumer. This, according to the concern raised in the letter, in a manner that amounts to conduct that is not in accordance with the law and the Rules of the Electricity Sector (Benchmarks for the Level, Nature and Quality of the Service Provided by an Essential Service Provider), 2018. Considering the above, the letter from the System Manager stated that it intends to examine ways to prevent the aforementioned phenomena, including in accordance with the provisions of Standard 106G of the electricity sector standards, such as not making payments.

On August 31, 2024, Dorad responded to the letter received from the System Manager, fully rejecting any implication from the letter suggesting that its actions could raise even the slightest concern of harming competition, noting that considering Dorad’s small market share, it is clear that it cannot abuse its position, and that it will continue to operate in full compliance with the guidelines and procedures established by it to prevent any violations of the law.

On September 4, 2024, the Israeli Electricity Authority published a hearing in connection with a proposed resolution regarding setting a rate for the supplementary rates for manufacturers connected or integrated into the transmission network that participate in the central loading scheme. According to the proposed resolution, at this stage, a cap will be set for the price offers submitted by the electricity manufacturers on which payment of manufacturer protection rates (out-of-order loading and supplementary rate) to the manufacturers is based, or the Proposed Supervision. According to the Proposed Supervision, a manufacturer who is entitled to a payment for out-of-order loading or a supplementary rate, will be entitled to an amount that will be calculated according to the lower of his price offer and a rate set by the Israeli Electricity Authority, set forth in Exhibit A of the proposed resolution. The proposed resolution further provides that responses to the hearing are given until November 17, 2024 and that the resolution will apply retroactively from the date of publication of the hearing.

Dorad’s position in response to the hearing, which was submitted to the Israeli Electricity Authority, is that the proposed resolution contradicts the undertakings of the Israeli Electricity Authority towards Dorad as part of the tariff approval granted to Dorad in 2011, and unlawfully harms Dorad’s legitimate and protected reliance on the approval of the tariff, which is valid for 20 years from the date of Dorad’s permanent license. In addition, Dorad’s position is that the approval of the tariff established a maximum natural gas energy tariff to which Dorad is entitled out of the variable available capacity, which is intended to serve as a “safety net” and as a basis for Dorad’s and its financing entities’ financial model. Dorad further claims in its response that the Israeli Electricity Authority’s undertakings included in the tariff approval, which were recognized by the Israeli Electricity Authority as fundamental undertakings that can only be deviated from under certain conditions (that are not met at the hearing), have remained in place since the approval of the tariff until now under the various regulatory arrangements introduced in the electricity sector, including the market model arrangement. Dorad’s position is that the proposed resolution involves an invalid retroactive application, contrary to the law and Dorad asked the Israeli Electricity Authority to specifically clarify that if the proposed resolution will be approved in any manner or content, it will not apply to Dorad and/or will not impact the validity and applicability of Dorad’s tariff approval.

Dorad’s arguments in response to the hearing were also presented at an oral hearing held by the Israeli Electricity Authority on November 27, 2024. On February 17, 2025, the Israeli Electricity Authority published a decision stating that Dorad’s price bid to the system operator will be in accordance with its tariff approval. Additionally, the decision stipulates that Dorad will not be able to transition to central loading until the matter is regulated. On February 18, 2025, the decision came into effect. Dorad’s return to tariff approval has no impact on Dorad’s financial results.

Environmental Risks

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants, handling hazardous materials, including storage, transport and disposal, electromagnetic field radiation, and water pumping. In the event of non-compliance with environmental laws, Dorad could be subject to financial and criminal sanctions, denial of permits or licenses, suspension of activity and/or an increase in Dorad’s expenses due to damages, to the extent that they are caused as a result of non-compliance with environmental laws.

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations. Dorad holds a business license, a discharge permit into the sea, a toxic permit and an emission permit according to the Israeli Clean Air Law, 2008. As of December 31, 2025, to the best of Dorad’s knowledge, it meets the requirements of the environmental protection laws and regulations that apply to it, and the ongoing costs in connection with Dorad’s compliance with the environmental laws are not material.

In connection with Dorad’s financing, Dorad’s shareholders undertook to indemnify Dorad and/or the financing entities in connection with environmental hazards in the event that Dorad bears any cost or expense or liability, among other events in connection with environmental hazards or pollution and deviations from the business plan related to seawater absorption. To the extent that indemnification is provided as stated above, the indemnification amounts will not be considered part of the equity that Dorad’s shareholders have committed to provide to Dorad as part of the financing of the project.

Changes in the climate have an effect on electricity consumption, which is increased and/or more prolonged during periods of heat or cold that are more extreme than in previous years (in the summer and winter seasons) and could have a material impact on Dorad and its financial results.

1.5.3.	Critical Success Factors in the Field of Operations

The critical success factors for Dorad’s operations are as follows: (1) low electricity production costs, including the costs associated with the purchase of natural gas and its supply; (2) efficient management of power plant operations; (3) sale of electricity at competitive rates compared to other private electricity producers, as they exist and/or will be from time to time, as part of a long-term contract with customers, and the sale of availability and electricity to the System Manager; (4) the ability to enter into long-term and short-term agreements with financially resilient customers; and (5) a distribution of customers, including domestic customers, and cooperations with other entities.

1.5.4.	Main Barriers of Entry and Exit in the Field of Operations

The main barrier to entry in Dorad’s field of operations is the regulation applicable to the electricity production and supply sectors, including the need to obtain licenses from the Israeli Electricity Authority in order to operate in the electricity sector and comply with the conditions of the licenses. In addition, the following are also material barriers to entry: (1) instability in regulation that may discourage entrepreneurs and funding bodies from setting up large-scale projects in the electricity sector; (2) for the purpose of developing and constructing a power plant, the investment of multiple resources is required, including requirements for the provision of funding from the owners of the power plant; (3) in order to comply with contractual obligations concerning the supply of electricity, it is required to contract with suppliers who have experience and expertise in the field for a long period of time; (4) some of the suppliers of services to the power plant are currently monopolies (such as the gas transmission supplier) or suppliers that cannot be replaced easily and therefore there is dependence on them; (5) due to the high professional level required in the construction and operation of a power plant, the construction and operation of a power plant depends on the ability to employ and communicate with experts in various fields, including in the fields of engineering and technology; and (6) the period of time required for the construction of a power plant until it begins to produce and supply electricity is between five and ten years, due to, among other things, the complexity of the technology, construction and operation of a power plant as well as the need for the developer and the power plant to comply with various regulatory requirements and the need to obtain funding for the construction of the power plant.

The main exit barrier from the field of activity is the restrictions that apply to the transfer of holdings of a corporation with a production license and a supply license, which require various approvals, including from Israeli Electricity Authority and the financing entities.

1.5.5.	Changes in the Suppliers and Raw Materials in the Field of Operations

Supply of Natural Gas

In 2018, the Director General of the Israeli Competition Authority announced the introduction of two additional natural gas suppliers to the Israeli market during the following two years, in order to create competition in the natural gas market. This declaration impacted the status of the partners in the “Tamar” license as a monopoly in the natural gas supply market. In the beginning of 2020, the Leviathan gas field started to supply natural gas and Tamar ceased being the sole supplier of natural gas in Israel. In 2022 the “Karish” and “Tanin” reservoirs, held by Energean, commenced supplying natural gas.

Pursuant to the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2025, natural gas is currently being used for the production of approximately 72% of the electricity produced in Israel.

Distribution of Natural Gas

The natural gas is supplied through Israel Natural Gas Lines Ltd., currently the sole operator of a natural gas transportation system in Israel. The ability to deliver natural gas depends on the extent of the capacity of gas that can be transported in the pipeline. Tamar carried out a project to add compressors aimed at increasing the amount of gas passing through the transmission pipeline. The agreements between Israel Natural Gas Lines Ltd. and its customers (including Dorad), include, among other things, the maximum capacity that the customer may purchase. As of December 31, 2025, the maximum capacity established in the agreement between Israel Natural Gas Lines Ltd. and Dorad is sufficient for the full production capacity of the Dorad Power Plant. In extreme conditions, there may be a shortage in the supply of natural gas. However, Dorad estimates that even if such a shortage occurs, for example due to extreme weather conditions, it is expected to last only a few hours. In Dorad’s estimation, no material financial impact is expected on Dorad if such a shortage arises.

The abovementioned estimation of Dorad in connection with the duration and financial impact on Dorad of a gas shortage constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, regulatory changes and other risk factors listed in Section 1.17 below.

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements).

For additional information concerning Dorad’s agreements with material suppliers, see Section 1.11 below.

1.6.	Products and Services; Production Capacity; Possibility of Expansion of the Power Plant

The Dorad Power Plant is a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW. The production capacity of the Dorad Power Plant is subject to degradation and is currently approximately 850 MW.

The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad. During 2024, Dorad purchased two new gas turbines, for an amount that is not material to Dorad, one of which became operational in April 2025 and the other is expected to become operational in June 2026.

Power Plant Malfunctions

During the years 2023 through 2025, malfunctions were discovered from time to time in the turbines of the Dorad Power Plant, preventing use of such turbines temporarily until repair, and in one case a new turbine was purchased to replace the malfunctioned turbine. Dorad recognized certain indemnification assets for the aforementioned failures, in accordance with the relevant insurance coverage. These malfunctions did not materially affect Dorad’s ongoing operations.

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

Dorad is advancing the construction of an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit.

On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650-720 MW.

On July 12, 2023, Dorad received a copy of a petition submitted by O.P.C Hadera Expansion Ltd., or OPC, concerning the approval of the Israeli Government. On July 19, 2023, the Israeli Supreme Court rejected the petition submitted by OPC due to non-exhaustion of proceedings. On July 24, 2023, Dorad received a copy of OPC’s letter to the Israeli Government, through the Secretary of the Government, requesting an urgent response to OPC’s letter dated July 3, 2023 and noting that to the extent the Government does not act accordingly, OPC will have no other recourse and will file a new petition with the court. Furthermore, on July 17, 2023, Dorad received a copy of a petition submitted by Reindeer Energy Ltd., or Reindeer, concerning the same approval of the Israeli Government. On July 19, 2023, the Israeli court resolved that Reindeer is required to notify the court by July 24, 2023 why its petition should not be deleted as it is premature, without an order to pay legal expenses and while reserving its claims until a final resolution is adopted in the matter. On July 25, 2023, Dorad received a copy of Reindeer’s response, claiming that the petition is not premature and that without the court’s interference at this stage, the possibility to compete over building a power plant in Central Israel will be eliminated until 2035, therefore, Reindeer claims that the court’s suggestion does not maintain its rights but eliminates them and harms the public interest, which requires a discussion of the petition. On July 27, 2023, the court rejected Reindeer’s petition resolving that it is premature and that under the circumstances there is no justification to discuss it at this time because it is unclear what the recommendation of the National Infrastructure Committee will be after another discussion and what will be the final resolution of the Israeli Government and the basis of the resolution.

Following the approval of NIP 11/b, Dorad approached the NIC for a building permit, however, on January 11, 2024, Dorad was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 are not definitively rejected, it is not possible to issue a building permit for the new power plant, based on a legal opinion of legal advisers in the NIC and in the planning administration, which were sent to Dorad on January 15, 2024. On February 7, 2024, Dorad, through its legal counsel, sent a letter, among other addressees to the legal advisers of the NIC and the planning administration that prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant Dorad a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, Dorad received a response from the NIC, which stands by its position that the issuance of building permits for the expansion of the power plant should not be promoted.

On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

On March 13, 2024, Dorad filed a petition with the Israeli High Court of Justice, against the NIC, the Government of Israel, the Ministry of Energy and Infrastructure, and the legal advisor to the government, requesting a conditional order addressed to the NIC instructing it to provide the reasons refusal to attend to the request for building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of the conditional order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits for the “Dorad 2” power plant in accordance with the NIP 11/b. On March 13, 2024, the Israeli High Court of Justice ruled that a preliminary response on behalf of the respondents to the petition will be submitted by May 16, 2024. On May 2, 2024, the legal advisor of the NIC announced that at the April 17, 2024 meeting of the Israeli government, it was decided to reject NIP 20/B - Hadera Power Station and therefore it is possible to resume and promote the procedure of issuing the building permits under NIP 11/B at the at the National Licensing Authority. Dorad was therefore asked by the legal advisor to the NIC to submit a request to delete the petition, as the petition became redundant in light of the rejection of NIP 20/B. Considering this development, Dorad submitted a request to the High Court of Justice to delete the petition without an order for costs. On May 8, 2024, a judgment was issued dismissing the petition without an order for costs.

On September 10, 2024, Edelcom submitted a claim against Dorad and the other shareholders of Dorad to the Israeli District Court in Tel Aviv requesting the court to provide the following declaratory judgements: (1) to declare that based on Dorad’s articles of organization the general meeting of the shareholders of Dorad is the authorized body for approving any resolution relating to the change in the field of operations of Dorad, including any planning or construction of a new power plant or the expansion of the capacity of the existing power plant and any budget and preliminary feasibility tests, including the “Dorad 2” project, (2) to declare that based on the articles of organization of Dorad the board of directors of Dorad is the authorized body for advancing and managing the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, following the approval by Dorad’s shareholders of a resolution to promote the project or perform preliminary feasibility testing, and of a related budget, (3) to declare that any resolution of the shareholders or the board of directors of Dorad in the aforementioned subjects will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution, and (4) to declare that any resolution in connection with the “Dorad 2” project adopted since 2018 and until a ruling is given in connection with the claim, which was not adopted by the authorized bodies of Dorad as set forth in the claim, is null and void. In addition, Edelcom requests that the court issue a permanent injunction instructing Dorad and its other shareholders (the defendants), including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad and that the court permit the plaintiff to bifurcate its requests as financial claims may arise in the future. On December 17, 2024, Dorad filed with the a request to dismiss the claim in limine and to extend the deadline for filing a defense, in light of the fact that this is a theoretical remedy as Dorad’s management has not yet made a recommendation regarding the project and in any case it has not yet been submitted to Dorad’s organs for approval, due to delay and abuse of legal proceedings. On the same day, the court transferred the requests to the parties’ response. On December 15, 2024, the court granted Dorad’s request for an extension of the deadline for filing a defense on its behalf, pending a decision on Dorad’s request to dismiss in limine. On January 27, 2025, Edelcom filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request, ruling that Dorad must respond to the statement of claim within 30 days, which was later extended until March 30, 2025.

On April 7, 2025, Dorad, EAPC and Ellomay Luzon Energy submitted their responses. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025. On June 29, 2025, the parties submitted an updated request for court approval of a procedural arrangement regarding the completion of the preliminary proceedings, whereby: the parties shall respond to the document disclosure requests and provide access to all documents listed in their disclosure affidavits by July 30, 2025; and any motions relating to document disclosure, if necessary, shall be submitted by September 1, 2025. On June 30, 2025, the court approved the updated procedural arrangement. On July 28, 2025, the parties submitted a joint motion for extension of the dates to finalize the preliminary proceedings and the court granted the motion as requested and dates were set for the finalization of the preliminary proceedings.

On September 14, 2025, Dorad’s board of directors approved the planning and execution of the “Dorad 2 Project.” The Dorad board of directors also approved additional resolutions in connection with the Dorad 2 Project including a budget until the project achieves financial closing and authorizing Dorad’s management to negotiate an agreement to maintain a production slot with a turbine manufacturer (an agreement that will be subject to an additional approval by Dorad’s board of directors). The aforementioned resolution was preceded by the adoption by Dorad’s shareholders of an amendment to Dorad’s articles of association providing that the project will require the approval of Dorad’s board of directors with a majority of 70% of the participating directors.

On October 5, 2025, following the postponement of the deadline for completing the preliminary proceedings, Edelcom notified Dorad that it intends to file a motion to amend its statement of claim and requested Dorad’s consent to a procedural amendment whereby the dates set for submission of affidavits of discovery will be postponed until after the decision on the motion to amend. Dorad provided its consent while reserving all of its rights and claims, including the right to object to the motion to amend and to request expenses, including in connection with work already performed (almost in its entirety) in connection with the preliminary proceedings. Edelcom’s motion to amend was provided to Dorad for its response by November 16, 2025 and the parties agreed to an extension until November 30, 2025. The parties agreed, and the court approved, that the preliminary proceedings will be completed after the ruling will be provided in connection with the motion to amend. On December 22, 2025, following the hearing held before the court on November 11, 2025, and further to Edelcom’s notice in the matter, the court ordered the dismissal of the claim without an order as to expenses (while reserving the parties’ arguments in this regard should a similar proceeding be initiated in the future).

Accordingly, as of the date hereof, there are no pending claims or proceedings in connection with the “Doral 2” project.

For an update concerning the decision issued by the Israeli Electricity Authority updating its prior decision regarding “Regulation for Conventional Production Units” see the update to the “Tariffs and Payments” section above.

On June 24, 2025, Dorad filed an administrative petition pursuant to Section 5(1) and Item 2 of the First Schedule to the Administrative Courts Law, 2000, and pursuant to Section 17(a) of the Freedom of Information Law, 1998, requesting that the court exercise its authority under Section 17 of the Freedom of Information Law and instruct the Israeli Electricity Authority to disclose to Dorad the Israeli Electricity Authority’s Decision No. 69505, made at Meeting No. 695 held on September 2, 2024, regarding the tender for the construction of a power plant at the Sorek site, in full and without redactions. On September 17, 2025, the Israeli Electricity Authority, together with the Public Liaison for Freedom of Information submitted a preliminary response to the petition, opposing Dorad’s petition. On November 18, 2025, the respondents notified the court that the preliminary response should be considered as a statement of defense to the petition. On January 6, 2026, a hearing was held at the Jerusalem District Court, at the conclusion of which a judgment was issued by consent of the parties and without an order as to expenses, pursuant to which the redacted details in Decision 69505 will be disclosed to Dorad (except for one specific item).

On August 18, 20 and 25, 2025, a discussion was held at the Dorad board of directors regarding the Dorad 2 project. On August 25, 2025, at the conclusion of Dorad’s board of directors’ meeting, a vote was held to approve the Dorad 2 project in principle in order to advance the project to the financial closing stage. As the director appointed by Edelcom objected to this resolution, it was not unanimously approved at the aforementioned meeting. Dorad is examining the implications of the vote of the director appointed by Edelcom. Subsequently, on August 25, 2025, the director appointed by Ellomay Luzon Energy requested to convene a meeting of Dorad’s shareholders to amend Dorad’s articles of association so that the Dorad 2 project would be subject to approval by the Dorad board of directors by a 70% majority. The meeting of Dorad shareholders was convened for September 8, 2025 and the amendment was approved.

On March 29, 2026, Dorad’s board of directors approved an agreement to secure a production slot with a heavy equipment supplier for the purchase of a new turbine. In the coming days, an agreement is expected to be signed, under which an amount of approximately €46 million will be paid in consideration for reserving the slot, which will constitute an advance on account of the total consideration for the turbine (approximately €230 million), subject to the execution of the final purchase documents by the earlier of September 2026 or the financial closing date. If such final purchase document will not executed on time, the €46 million advance will be forfeited.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, the outcome of any court proceedings, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad. The abovementioned estimations in connection with Dorad 2, constitute forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, the timing of issuance of building permits, to the extent issued, receipt of corporate and other approvals, receipt of funding, the outcome and impact of legal proceedings commenced by certain of Dorad’s shareholders and other third parties, regulatory and market changes, as well as other factors set forth in this section and other risk factors listed in Section 1.17.

Insurance

Dorad purchases the necessary insurance policies to cover risks related to its operations (including coverage for loss of profits in certain cases and cyber-attacks), according to the requirements applicable to it by virtue of the generation and supply licenses described below, and pursuant to the Dorad Credit Facility.

1.7.	Customers

Dorad entered into electricity supply agreements with various commercial consumers for the entire production capacity of the Dorad Power Plant (assuming maximal consumption by all customers in the summer season, characterized by peaks of demand from customers). The majority of the agreements are for ten years terms and may be extended for an additional five years, and the agreements do not obligate the customers to purchase a minimum quantity of electricity. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chain (Isrotel), and others. The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority. There is no regulatory or contractual limit on the discount rate at which electricity can be sold by Dorad. Dorad’s supply agreements, with the exception of agreements executed prior to the extension of the supply license) are required to include an exit right for the customer no later than five years from the date of the start of electricity supply.

On May 4, 2025, Dorad entered into an updated agreement with a major customer for the supply of electricity at a reduced tariff, which amends and replaces the agreement previously signed between Dorad and such customer on April 28, 2010, as amended from time to time. Pursuant to the updated agreement, Dorad undertakes to sell the customer all the electricity it requires. The term of the updated agreement is retroactively effective from December 1, 2024, and will expire on May 31, 2029.

Dorad has two customers who generate revenues above 10% of Dorad’s annual revenues. Revenues from these customers were approximately NIS 549 million and NIS 311 million for the year ended December 31, 2025 for Customer A and Customer B, respectively. Dorad executed long-term contracts with Customer A and Customer B. Dorad estimates that it will be able to replace these customers in the event of termination of the contract with them and that these customers do not pose a material credit risk to Dorad.

The abovementioned estimation of Dorad in connection with its ability to replace certain customers and the credit risk associated with these customers, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, terms offered by other electricity manufacturers and suppliers, the demand for electricity in the private sector, the continued financial stability of the customers and other risk factors listed in Section 1.17 below.

In April 2024, the Israeli Electricity Authority published a decision that enables transitioning domestic consumers without a “smart meter” to private manufacturers by adopting a “Normative Consumption Model of a Domestic Consumer” (a statistical estimation of the consumption by the average domestic consumer in each half hour during the year). Based on this model, Dorad contracted with a number of entities that provide services to domestic consumers on a large scale, for the purpose of selling electricity to domestic customers of those entities.

Dorad entered into agreements with several entities that provide services to household consumers and have a broad customer base, for the purpose of selling electricity to their household customers. Under the signed agreements, all customer-related risks are borne by the service-providing entities.

For information concerning the arrangements applicable to Dorad in connection with the sale of availability and electricity to the System Manager see Section 1.11.6 below.

1.8.	Seasonality

The demand for electricity by Dorad’s customers is seasonal and is affected by, among other factors, the climate prevailing in that season. The months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons.

1.9.	Fixed Assets; Real Property and Facilities

Lease Agreement

In 2008, Dorad executed a lease with respect to the land on which the Dorad Power Plant is located (approximately 18.5 acres) with EAIS (one of Dorad’s shareholders who leases the land from the Israel Land Authority) for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant. The lease agreement was executed by the Israel Land Authority in April 2015 and expires on May 20, 2039. The annual payment under the lease agreement is approximately NIS 3.7 million, linked to the Israeli CPI. Dorad undertook to indemnify EAPC and EAIS for payments and expenses paid or to be paid by EAIS, including the improvement, tax payments, fines for expenses and other payments, in respect of the land due to the construction of the power plant. In addition, Dorad’s shareholders signed a guarantee in favor of EAPC (which transferred its lease right to EAIS) to fulfill Dorad’s obligations as stated above to indemnify EAIS. The liability of Dorad’s shareholders according to the guarantee will be up to their holdings in Dorad’s share capital (pro rata).

Municipal Tax Assessment

In March 2022, Dorad received a municipal tax assessment from the city of Ashkelon for the years 2019-2022, which requires an additional payment of approximately NIS 18 million, based on claims for an error in the size of the property and its classification. Dorad filed an objection on March 6, 2022, claiming, among other things, that in 2015 Dorad signed a settlement agreement with the municipality of Ashkelon which regulated the payment of the municipal tax until 2025, and therefore there is no basis for revising the assessment. The objection was rejected by the Director of Property Taxes and an appeal was filed with the Appeals Committee for Property Tax Affairs. On November 12, 2024, a settlement agreement was approved for the years 2019-2024 providing for a one-time payment (paid on November 29, 2024) of NIS 4.39 million and that the property taxes will remain unchanged, subject to the terms of the agreement, until 2030.

Office Lease

Dorad leases offices from a third party for a lease term currently expiring in June 2028.

For information concerning production and supply licenses granted to Dorad in connection with the Dorad Power Plant, see Section 1.5.2 above.

1.10.	Employees

As of December 31, 2025, Dorad had 18 employees in its headquarters and adopted employee compensation plans.

1.11.	Raw Materials and Suppliers

1.11.1.	Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is one of the suppliers of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

a.	Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

b.	The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

c.	Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed it is required to pay for all of the minimum quantity and shall be entitled to consume the excess quantity during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

d.	The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement. This option was exercised by Dorad (see below for additional details).

e.	The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

f.	Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

g.	The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

On April 2, 2019, Dorad entered into an addendum to the Tamar Agreement according to which the gas quantities specified in the addendum to the Tamar Agreement that Dorad purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the Tamar Agreement and in accordance with the layout instructions for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of natural gas fields Leviathan, Karish and Tanin and additional fields, dated August 16, 2015.

On March 22, 2021, Dorad entered into an addendum to the Tamar Agreement according to which the parties agreed on the amount of gas that Dorad will purchase from Tamar commencing January 1, 2022, and Dorad exercised the option set forth in section (d) above, resulting in an update to the amounts and prices of gas purchased by Dorad from Tamar, which is beneficial to Dorad. This addendum also provides that Dorad will be entitled to compensation in the amount specified in the addendum, which was received in the third quarter of 2021.

On April 5, 2021, Dorad entered into an additional gas purchase agreement with Tamar, or the Additional Tamar Agreement, pursuant to which Dorad is entitled to purchase additional quantities of gas from Tamar during a period of four years ending on April 5, 2025. As part of the Additional Tamar Agreement, Dorad will receive a grant that depends, among other things, on the amount of gas consumption quantities determined in the Additional Tamar Agreement. Dorad received 50% of the grant in the first quarter of 2022 and expects to receive the remainder on the date of termination of the Additional Dorad Agreement pursuant to the conditions set forth therein.

The addendums to the Tamar Agreement and the Additional Tamar Agreement were subject to certain conditions precedent that were met on July 14, 2021.

On May 4, 2025, Dorad entered into an agreement with the partners in the Tamar license to extend the Additional Tamar Agreement, which was originally set to expire in April 2025, until June 2025. In addition, it was agreed to increase the quantity of gas Dorad will purchase in 2026. On May 18, 2025, following the fulfilment of relevant conditions, Dorad received the second half of the payment due to it under the Additional Tamar Agreement. The payment was recognized in Dorad’s statement of profit or loss for the year ended December 31, 2025 as a reduction in energy costs.

In 2025, Dorad did not consume the minimum annual quantity it had committed to under the agreement with Tamar. As a result, Dorad recognized an additional long-term liability of NIS 66.8 million in its statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity Dorad is obligated to purchase under the agreement and the actual quantity consumed during the year, or the Tamar Excess Gas Quantity. As of December 31, 2025, Dorad estimates that it will fully consume the Tamar Excess Gas Quantity over the next three years. Accordingly, Dorad recognized an asset of approximately NIS 66.8 million under “Long-Term Prepaid Expenses” in its statement of financial position. This estimation constitutes forward looking information as defined in the Securities Law, 1968. The aggregate amount recognized as of December 31, 2025 in connection with the Tamar Excess Gas Quantity as long-term prepaid expenses in connection with the Tamar Agreement is approximately NIS 72.1 million.

Dorad has a dependency on both Tamar and Energean (see Section 1.11.2 below) for the timely and sufficient supply of natural gas. There are alternative natural gas suppliers in Israel that can supply a portion of the natural gas used by Dorad in the event natural gas from Tamar is not available.

1.11.2.	Agreement with Energean

In October 2017, Dorad executed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion was initially expected to be by the second half of 2021. Based on the agreement, Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be required to pay for that quantity, in addition to the minimum gas quantity Dorad is obligated to consume each year. However, Dorad will be allowed to consume the unused quantity over the following three years. Due to these delays in the commencement of operations of Energean’s production facilities, Dorad continued to purchase gas from Tamar at a higher price than the price set in the agreement with Energean during 2020-2022. In February 2022, Dorad approached Energean demanding that it meet the timeline set forth in the agreement and compensate Dorad for the delays. Energean began to flow gas to Dorad at the beginning of November 2022. On March 12, 2025, Dorad entered into an amendment to the agreement with Energean pursuant to which the request for payment for the minimal natural gas quantities that Dorad undertook to purchase but did not consume during 2024 will be reduced and the daily quantity that Dorad will be required to consume during the summer months of 2026 was reduced. In April 2025 Dorad paid the sums due to Energean pursuant to the amendment.

In 2024, Dorad did not consume the minimum annual quantity it had committed to under the agreement with Energean. As a result, Dorad recognized a liability of NIS 4.5 million under “Other payables” and a long-term liability of NIS 51.7 million under “Other Long-Term Liabilities” in its statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity Dorad is obligated to purchase under the agreement and the actual quantity consumed during the year, or the Energean Excess Gas Quantity. As of December 31, 2024, Dorad estimated that it will fully consume the Energean Excess Gas Quantity over the next three years. Accordingly, Dorad recognized an asset of NIS 4.5 million as “other receivables” and an asset of approximately NIS 51.7 million under “Long-Term Prepaid Expenses” in its statement of financial position in connection with the Energean Excess Gas Quantity for the year ended December 31, 2024. This estimation constitutes forward looking information as defined in the Securities Law, 1968. As of December 31, 2025, the amounts recognized in connection with the agreement with Excess Gas Quantity are: (i) approximately NIS 9.5 million and approximately NIS 200 thousand, presented under “Trade payables and other payables” and “Other long-term liabilities,” respectively and (ii) approximately NIS 30.1 million and approximately NIS 600 thousand, presented under “Trade receivables and other receivables” and “Long-term prepaid expenses,” respectively.

Dorad has a dependency on both Tamar and Energean for the timely and sufficient supply of natural gas. In the event supply from either Tamar or Energean is reduced or halted, there are alternative natural gas suppliers in Israel that can supply a portion of the natural gas used by Dorad in the event natural gas from Energean is not available.

1.11.3.	Delivery of Natural Gas

In November 2010, Dorad executed a standard agreement with Israel Natural Gas Lines Ltd., a governmental company, which was approved by the Israeli Gas Authority, according to which the Dorad Power Plant was connected to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million and is obligated to pay Israel Natural Gas Lines Ltd. a fixed monthly payment for the capacity in the pipeline, a variable payment for gas flowing through the pipeline and a system payment within the framework of a resolution of the Israeli
Gas Authority.

1.11.4.	Operation and Maintenance (O&M) Agreement

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of EAIS, which holds 37.5% of Dorad. Certain of the obligations under such agreement were subcontracted to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Edeltech O&M, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In December 2017, Dorad and Edeltech O&M executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Edeltech O&M as the O&M contractor of the Dorad Power Plant under the same terms. On August 22, 2022, the operating contractor informed Dorad that 25% of the ordinary shares and voting rights in the maintenance contractor were transferred to Edeltech Holdings 2006 Ltd., or Edeltech Holdings, which from that date owns 100% of the issued and paid-up share capital of the maintenance contractor. On November 29, 2022, the agreement between Dorad and EAPPS was assigned to EAIS.

The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. Pursuant to the O&M agreement, Dorad receives operation and maintenance services, including purchase of spare parts and repairs in consideration for a fixed and variable (depending on production during the period) monthly payment. For information concerning a dispute with the maintenance contractor concerning damages to the Dorad Power Plant see Section 1.6 above.

1.11.5.	Diesel Storage Agreement

Dorad is a party to an agreement with Europe Asia Pipeline Company Ltd. providing for storage of diesel oil in its facilities and for transporting distillates to a power plant. In accordance with the agreement, Dorad stores and distributes diesel oil in the quantities it needs both for back-up needs of alternative fuel as required by the applicable regulations and for current needs in a total amount estimated at approximately 14,000 cubic meters in accordance with the conditions and periods detailed in the agreement.

1.11.6.	Agreement with the System Manager for Sale of Availability and Electricity

In addition to the provision of electricity to specific commercial consumers, in August 2010, Dorad entered into an agreement with the IEC, which governs the provision of infrastructure services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Electricity Authority, on IEC’s requirements and on the tariffs determined by the Israeli Electricity Authority. According to the aforementioned agreement, the IEC connected Dorad’s power plant to the electricity grid, and also provides Dorad with infrastructure, backup and ancillary services that are required to enable the supply of electricity by Dorad to the private consumers at the time and in consideration for the prices that will be determined according to the standards applicable to Dorad, as determined from time to time by the Israeli Electricity Authority. In the agreement, provisions were established, among other things, regarding the equipment, materials and assets used and intended for use to connect the Dorad Power Plant to the electricity grid, their operation by the IEC, their inspection and the provision of maintenance services for them.

According to the agreement of Dorad with the System Manager, Dorad undertook to provide the System Manager with variable availability at the level of power that is not intended for Dorad’s end customers, in accordance with a production plan whose format is determined by the Israeli Electricity Authority, and to sell to the System Manager the electricity that it will seek to purchase out of the variable availability provided to it. The System Manager committed to purchase availability and energy capacity from Dorad in accordance with the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, for a period of twenty years commencing on the date of commercial operation. In the event that Dorad does not sell any electricity to private customers, Dorad will be entitled for payments from the System Manager for all its free availability capacity. It was also determined that in exchange for the sale of energy, the System Manager will pay Dorad the price at which Dorad offered to sell to the System Manager, but no more than the maximum price set by the Israeli Electricity Authority in accordance with the standards applicable to Dorad and in accordance with Dorad’s tariff approval.

In connection with the establishment of Noga, the new System Manager, Dorad’s agreement with the IEC was assigned by the IEC to the System Manger during 2021.

1.12.	Working Capital

Dorad’s working capital is based on its current assets, net of current liabilities. Dorad’s current assets consist mainly of cash and cash equivalents and trade receivable and its current liabilities consist mainly of current maturities of loans from banks, trade payables and other payables.

As of December 31, 2025, Dorad had a working capital (audited) of approximately NIS 356.3 million. Dorad’s current assets as of December 31, 2025 were approximately NIS 1,052.1 million and its current liabilities as of December 31, 2025 were approximately NIS 695.8 million.

1.13.	Financing

Financing Agreements

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd. as the arranger of the debt and Clal Credit and Financing Ltd. of the Clal Insurance Company Ltd. group as the organizer of the institutional lenders’ consortium, or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to NIS 3.85 billion, indexed to the Israeli CPI, which in any event will not be more than 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders and that guarantees will be provided to third parties in accordance with the project’s documents.

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. The range of interest rates is between 5.1% and 5.29% and, as of December 31, 2025, the effective interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments (on May 26 and November 26 of each year), commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. Dorad is also required to pay annual commissions in the aggregate amount of approximately $0.17 million. The Dorad Credit Facility further includes customary provisions, representations and warranties, including early repayment under certain circumstances and floating and fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant, whereby a breach of representations and warranties is likely to lead, among others, to a demand for immediate repayment, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses.

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is required to examine compliance with these standards as of May 27 and November 27 of each year. Dorad is in compliance with these financial standards as of December 31, 2025 (based on the compliance examination conducted as of November 27, 2025).

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Ellomay Luzon Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During 2024 and 2025, the Israeli CPI increased by approximately 3.2% and 2.4%, respectively, which increased Dorad’s financing expenses in an aggregate amount of approximately NIS 80 million and NIS 59 million, respectively.

The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves. In connection with the Dorad Credit Facility, Dorad also provided pledges on its properties, including fixed, floating and real property pledges.

As of December 31, 2025, the outstanding balance of the Dorad Credit Facility was approximately NIS 1.8 billion. As of December 31, 2025, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of December 31, 2025, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 495.2 million.

Dorad entered into hedging transactions with respect to the NIS/USD exchange rate and changes in the Israeli CPI as noted under Section 1.17.3 below.

Dorad Bridge Financing

On February 26, 2026, Dorad entered into a financing agreement with a banking corporation, or the Bank, pursuant to which a bridge financing facility in the amount of approximately NIS 2.1 billion was made available to Dorad, bearing interest at a rate ranging between Prime and Prime plus 1%, for a period of one year from the date it was made available, with an option to extend, subject to the parties’ consent, for an additional one-year period. Concurrently, Dorad is acting to advance an agreement with the Bank for the provision of long-term financing, under which the term of the bridge financing facility would be extended beyond two years. Until it is repaid in full, the repayment dates of the bridge financing facility are the same as the repayment dates of the Dorad Credit Facility.

This financing enabled Dorad to repay the full outstanding balance of the Dorad Credit Facility, such that the Bank is currently Dorad’s sole lender, until the financial closing of Dorad 2.

To secure Dorad’s obligations to the Bank, the same collateral securing the Dorad Credit Facility and the same financial covenants, as described above, remain in effect.

Shareholders’ Loans and Guarantees

In connection with the Dorad Credit Facility, Dorad’s shareholders executed an equity injection agreement and subordinated loan agreement with Dorad and the financing entities. These agreements include undertakings by Dorad’s shareholders to inject, separately and each according to their relative share, from time to time and simultaneously with each withdrawal request from the Dorad Credit Facility, a total of up to 20% cash, whether as equity or by way of shareholders’ loans, which in any case will be subordinated and pledged to Dorad’s obligations towards the financing entities, in accordance with the terms of the agreements. In accordance with the capital injection agreement and to guarantee the shareholders’ obligations to provide their relative share of funding, the shareholders provided at that time cash and bank guarantees in the amount of their commitment net of any amounts transferred to Dorad prior to such date. The capital injection agreement includes representations and undertakings in relation to Dorad’s shareholders and the project, the violation of which may, among other things, cause a demand for immediate repayment of the Dorad Credit Facility, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses. In accordance with the subordinated loan agreement, commencing on the financial closing date, any amount that will be designated as a loan will be linked to the Israeli CPI and will bear an annual interest rate of 10%, and it is also determined that any distribution to Dorad’s shareholders, including loan repayment, will be possible subject to compliance with financial standards as detailed in the financing agreements (see above). As part of the Dorad Credit Facility, all of Dorad’s issued share capital is pledged in favor of Poalim Trust Services Ltd., as trustee for the financing entities.

As of December 31, 2025, we (through Ellomay Luzon Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 31.3 million (the amount was increased following Ellomay Luzon Energy’s acquisition of an additional 15% of in Dorad). The guarantees were provided pursuant to a Guarantee Provision Agreement between Ellomay Luzon Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Ellomay Luzon Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy Ltd., Ellomay Energy LP or Ellomay Luzon Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy Ltd. and/or Ellomay Energy LP, the shareholders’ loans provided to Ellomay Luzon Energy will be subordinated to amounts due from Ellomay Luzon Energy to the bank under this agreement and Ellomay Luzon Energy will not be permitted to distribute any dividends or make any payments to its shareholders. Ellomay Luzon Energy is in compliance with the financial covenants included in the Guarantee Provision Agreement.

Dorad Credit Rating

As noted above, the funding obtained under the Dorad Credit Facility is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. Dorad received an “investment grade” rating (AA-), on a local scale, from S&P Ma’alot. On May 21, 2025, Dorad received a debt rating of Aa3.il with a stable outlook from Midroog Ltd. (an affiliate of Moody’s). The rating did not have an impact on the interest rate of Dorad’s credit.

Ellomay Luzon Energy Financing

The consideration for 15% of Dorad’s outstanding shares acquired by Ellomay Luzon Energy on July 22, 2025, as set forth in the update to Sections 1.1 and 1.2 above, was approximately NIS 424 million (approximately €108 million at the time), and was funded by bank financing, or the Loan Agreement, provided to Ellomay Luzon Energy consisting of three tranches as follows: (i) a loan in the amount of NIS 175 million (approximately €45 million at the time), bearing annual interest in the range of +0.5% to -0.5% of the Israeli Prime Rate, or the First Loan, (ii) a loan in the amount of NIS 175 million (approximately €45 million at the time), bearing fixed annual interest rate between 5% and 6%, or the Second Loan, and (iii) a loan in the amount of NIS 70 million (approximately €18 million at the time), bearing annual interest rate in the range of +0.5% to -0.5% of the Israeli Prime Rate, or the Third Loan.

The First Loan is repayable in four semi-annual payments commencing December 31, 2031 and ending on June 30, 2033, and the interest on the First Loan is payable in semi-annual payments commencing December 31, 2025 and ending on the final repayment of the First Loan. The Second Loan is repayable in sixteen semi-annual payments commencing December 31, 2025 and ending on June 30, 2033, and the interest on the Second Loan is payable in semi-annual payment commencing December 31, 2025 and ending on the final repayment of the Second Loan. The Third Loan is repayable in one payment on December 31, 2025, unless the conditions set forth in the Loan Agreement will not be met, which will enable Ellomay Luzon Energy to ask for an extension until December 31, 2026. The interest on the Third Loan is payable on December 31, 2025 and, to the extent an extension is requested, in semi-annual payments thereafter until the final repayment of the Third Loan. During the year ended December 31, 2025, Ellomay Luzon Energy repaid an amount of NIS 30 million out of the Third Loan and requested an extension until December 31, 2026 for the remainder of the Third Loan. As of December 31, 2025, the outstanding amount on the loans was NIS 40 million (the Third Loan) and approximately NIS 336 million (the First Loan and Second Loan).

In connection with the Loan Agreement, Ellomay Luzon Energy granted the lender a first ranking fixed pledge on its rights in connection with an account with the lender, or the Pledged Account, in which all amounts due to Ellomay Luzon Energy from Dorad will be deposited. The Loan Agreement provides that when any dividend is received from Dorad: (i) Ellomay Luzon Energy will leave in the Pledged Account the amount required for the next payment to the lender, (ii) to the extent the amount received during a calendar year exceeds NIS 65 million, then Ellomay Luzon Energy will make an early repayment of the First Loan and thereafter the Third Loan in the amount of 50% of the difference between the amount of receipts in the calendar year and NIS 65 million by no later than June 30 of the following year (pro rata over all future payments), and (iii) with respect to any amount in excess of the amounts required as stated in paragraphs (i) and (ii) – Ellomay Luzon Energy is entitled to use the funds deposited in the Pledged Account for any need, subject to the provisions of the law and the agreements with the lender. The Loan Agreement provides that the First and Third Loans may be prepaid without an early repayment fee and the Second Loan may be prepaid subject to payment of fees as generally acceptable in the lender.

The Loan Agreement includes customary immediate repayment provisions, including in the event of a breach of an undertaking by Ellomay Luzon Energy, a deterioration in Ellomay Luzon Energy’s financial situation and the initiation of legal proceedings in connection with the Dorad shares held by Ellomay Luzon Energy. The Loan Agreement includes additional undertakings by Ellomay Luzon Energy, including not to amend the Ellomay Luzon Energy shareholders’ agreement without the lender’s prior written consent and the execution of an undertaking not to operate outside its current field of operations; not to assume financial obligations and not to provide financing to a third party; not to sell and/or transfer and/or deliver and/or lease and/or rent any Asset and/or any right of its rights, as well as a negative pledge on any Asset (as this term is defined below) and/or part of the its Assets, without the lender’s prior written consent, other than a pledge on its shares of Dorad in favor of the lenders of Dorad. The undertaking defines an “Asset” as any asset and right of Ellomay Luzon Energy, including the shares of Dorad held by it and other rights of any kind, including its unissued share capital and goodwill.

1.14.	Taxation

Dorad’s tax assessments through and including 2020 are considered closed (subject to the limitations under applicable law). Dorad conducted assessment discussions with the Israeli Tax Authority regarding the tax assessments submitted by it for the years 2015-2020. On December 30, 2021, Dorad signed a final assessment agreement for the years 2015-2020 with the Israeli Tax Authority in which it was determined the treatment of depreciation of the Dorad Power Plant throughout the period of its operation, and that Dorad would adjust depreciation expenses in the amount of approximately NIS 1.87 billion so that it would have a tax liability for the 2020 tax year in the amount of approximately NIS 22 million (including interest and linkage). The depreciation expenses that were adjusted as stated above were added as a current business expense in equal parts commencing January 1, 2021, for a period of 5 years (i.e., approximately NIS 374 million per year). In connection with the arbitration proceeding relating to the payment of the $140 million amount (see under Section 1.15 below), it was agreed that Dorad will reflect the results of the arbitrator’s ruling, when received, in the first tax report submitted by it after receiving the arbitrator’s ruling and the final resolution of the procedure.

In March 2024, Dorad received a request for materials from the Israeli Tax Authority in connection with tax assessments for the years 2021 and 2022.

Dorad is an “industrial company” pursuant to the terms of the Israeli Encouragement of Industry (Taxes) Law, 1969, and accordingly is entitled to certain benefits including accelerated depreciation of the power plant.

1.15.	Material Contracts

For information concerning material contracts, see Sections 1.7, 1.11 and 1.13 above.

1.16.	Legal Proceedings

In addition to the legal proceeding in connection with “Dorad 2” more fully described in Section 1.6 above, we and Ellomay Luzon Energy, and several of the other shareholders of Dorad and their representatives and Dorad, were involved in various legal proceedings.

In connection with three proceedings between Dorad’s shareholders and Dorad commencing 2015, on June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding described in Section 1.16 as follows:

●	Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael - The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT (Ellomay Luzon Energy’s share is approximately NIS 10 million), and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

●	Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom - The arbitration award provides that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

●	Petition to Approve a Derivative Claim filed by Edelcom - The arbitration award provides, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

Following an appeal process, on November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration on the arbitration award provided his ruling, or the Ruling on the Appeal. In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of the Defendants, other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the original arbitration award from $100 million to $94.375 million. The arbitrator ruled that this amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the Plaintiffs ordered in the original arbitration award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the Plaintiffs (including Ellomay Luzon) on the original arbitration award.

During December 2024, Dorad received the full amounts determined in the arbitration ruling, as follows:

1. Approximately $94.375 million (approximately NIS 338 million), of which approximately NIS 194.4 million was recorded as a reduction of the remaining depreciated cost of fixed assets and will be depreciated on a straight-line basis according to the remaining useful life of the Dorad Power Plant. The remaining amount of NIS 143.5 million was recorded in Dorad’s profit or loss statement as a reduction of depreciation expenses, representing the reversal of previously recognized increased depreciation expenses;

2. Approximately $35 million (approximately NIS 127 million), representing the interest and linkage component under applicable law from January 1, 2013 until the actual payment date, was recorded in the profit or loss statement under finance income (interest income and linkage differences); and

3. Approximately NIS 9.5 million, representing reimbursement of legal expenses incurred by Dorad in connection with the various arbitration proceedings, was recorded in the profit or loss statement under general and administrative expenses.

The net impact of the amounts on Dorad’s profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before the effect of taxes (profit of approximately NIS 215.6 million after the effect of taxes). Dorad estimated, based on the opinion of its legal advisors, that the likelihood of its position, that the amounts received in the arbitration are not subject to Israeli VAT (currently 18%) being accepted is greater than the likelihood of it being rejected. Accordingly, Dorad has not recorded a VAT provision for these payments in its financial statements. On November 13, 2025, Dorad received an approval from the Israeli Tax Authority confirming that the amounts received under the arbitration award are not subject to Israeli VAT.

In addition, Ellomay Luzon Energy received an amount of NIS 10 million as reimbursement of legal expenses based on the arbitrator’s ruling.

Motion to Approve Class Action Against Dorad and Pazgaz Ltd.

On January 18, 2026, a motion to approve a class action was filed with the Tel Aviv District Court against Dorad and against Pazgas Ltd. The applicant alleges that the respondents charged their customers an operational fee in the amount of NIS 2.93 without consent and without providing an actual service, and further unilaterally reduced the discount rate from 7% to 6% without the customers’ consent. The proposed class is comprised of approximately 55,000 customers, and the claim amount is estimated at approximately NIS 5.2 million. As of the date of approval of Dorad’s financial statements, given the preliminary stage of the proceeding, Dorad is unable to assess the likelihood that the motion for approval or the claim itself will be accepted. Dorad is required to file its response to the motion for certification by April 26, 2026.

For information concerning a third-party claim submitted to Dorad by the IEC in connection with a class action filed against the IEC, see Section 1.5.2 under “Consumption Plans and Deviations”.

1.17.	Risk Factors

1.17.1.	Macro Risks

Security and Economic Conditions in Israel – The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel, which escalated beginning October 7, 2023 with the Hamas missile and terrorist attack on southern Israel and which further escalated with the June 2025 Israel-Iran operation and the February 2026 US-Israel-Iran war, which is still ongoing. For more information concerning the impact of these wars and hostilities on Dorad and the Dorad Power Plant, see Section 1.1 above. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any such further attacks to the area surrounding the Gaza Strip or any direct damage to the location of the Dorad Power Plant may damage it and disrupt its operations, and may cause losses and delays. In addition, Dorad’s operations are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damages Dorad’s facilities or the transmission of gas to the Dorad Power Plant or may adversely impact Dorad’s customers, could adversely affect the operations and financial results of Dorad. For example, Dorad’s revenues in June 2025 were approximately 22% lower than Dorad’s revenues in June 2024 due to the Israel-Iran operation.

Pandemics, Natural Disasters and Fires – Future lockdowns or restrictions on commerce, including in connection with pandemics and health crisis, may adversely affect Dorad’s financial results. In addition, Dorad’s equipment is subject to risks stemming from natural disasters, including flooding and earthquakes and to the risk of fire, due to the use of combustible materials and high temperature work environment. Although such damages are generally covered by Dorad’s insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and reinstating the Dorad Power Plant to its former operations in the event of such disasters may involve a considerable amount of resources and investment and take a substantial amount of time and could therefore adversely affect Dorad’s profitability.

1.17.2.	Field of Operation Risks

Electricity Tariffs – Pursuant to the Israeli Electricity Market Law, the electricity tariffs and their updates are determined solely by the Israeli Electricity Authority. The electricity tariffs have a material impact on the results of operations of Dorad. For more information see Section 1.5.2 above.

Market Structure – The electricity sector in Israel is still largely dominated by the IEC, which controls and operates the distribution and transmission of electricity, and is also the largest electricity manufacturer in Israel. The System Manager, which is a governmental company, entered into an agreement with Dorad for the purchase of availability and electricity and its ability to pay Dorad could be affected by any potential financial instability of the System Manager. The inability of the System Manager to pay Dorad may adversely affect Dorad’s plan of operations and could have a material adverse effect on Dorad’s profitability.

Regulation and Licenses – The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by the System Manager and the IEC, and the licensing requirement. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event Dorad does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, Dorad may lose one or all its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect Dorad’s results of operations. For more information see Section 1.5.2 above.

Dependency on Service Providers – Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers, Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations, and the System Manager. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

Equipment Failures – Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies and certain equipment defects are still covered by the manufacturers’ and construction contractor’s warranties, any such failures may cause disruption in the production, may not all be covered by the insurance or covered by the warranties and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

IT and Cyber Attacks – Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

Environmental Regulation – The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

Competition – The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities and virtual suppliers of electricity. Dorad is subject to competition from existing or new electricity producers and from virtual suppliers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

1.17.3.	Specific Risks

Joint Control over Ellomay Luzon Energy and Restrictions under the Ellomay Luzon Energy Shareholders’ Agreement – We currently hold 50% of the equity of Ellomay Luzon Energy who, in turn, holds 33.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into the Ellomay Luzon Energy Shareholders Agreement with Ellomay Luzon Energy and the Luzon Group, providing us with joint control of Ellomay Luzon Energy, should differences of opinion as to the management, prospects and operations of Ellomay Luzon Energy arise, such differences may limit our ability to direct the operations of Ellomay Luzon Energy. Moreover, Ellomay Luzon Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Ellomay Luzon Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad Board of Directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Ellomay Luzon Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Dorad’s shareholders were involved in several lengthy legal proceedings as more fully described under Section 1.6. The Ellomay Luzon Energy Shareholders Agreement contains several restrictions on our ability to transfer our holdings in Ellomay Luzon Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Ellomay Luzon Energy should we elect to do so and may adversely affect the return on our investment in Ellomay Luzon Energy. In February 2026, the Luzon Group initiated a separation process under the Ellomay Luzon Energy Shareholders Agreement that resulted in the execution of a share purchase agreement whereby the Luzon Group will acquire the Company’s indirect holdings in Ellomay Luzon Energy, subject to the fulfillment of conditions to closing. For more information see Section 1.1 under “Separation Process in connection with Ellomay Luzon Energy.”

Operation of the Facility – The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

Risks in connection with financings – The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility. The credit facility was repaid during 2026 and Dorad obtained a short-term loan. Dorad anticipates that a long-term credit facility will be obtained in connection with the construction of Dorad 2. Such credit facility may provide for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and include a list of events that may enable the lenders to demand immediate repayment of the credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities, material changes in Dorad’s licenses or a loss of license by Dorad and additional factors may trigger certain rights granted to lenders under financing documents and may adversely affect Dorad’s operations and profitability.

Risks in connection with Price and Availability of Natural Gas – Dorad entered into a long-term natural gas supply agreement with the partners in Tamar. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions. In addition, in November 2022, Dorad started purchasing natural gas also from Energean and the agreement with Energean includes, among other undertakings, an undertaking to consume a minimum amount of gas on an annual basis. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, due to, among other things, hostile actions, equipment malfunctions, political factors or natural disasters, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Moreover, in the event Dorad does not consume the required minimum amount of gas under the agreements, it may be required to pay for natural gas not actually required for its operations. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

Exchange Rate Fluctuations - Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. The amounts received in connection with the arbitration proceeding described in Section 1.16 were denominated in U.S. dollars and the decrease in the USD/NIS exchange rate materially impacted Dorad’s financing expenses. Additional changes to the exchange rate may further impact Dorad’s financial situation and results.

CPI Fluctuations – Due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad entered into hedging transaction in order to minimize the risk. For information concerning the impact of the increase in CPI on Dorad’s financing expenses see Section 1.13 above.

Liquidity – Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

Legal Proceedings – Dorad was involved in several court and arbitration proceeding involving its shareholders. Dorad and Ellomay Luzon Energy were involved in several court proceedings during 2025 surrounding the right of first refusal to purchase the shares sold by Zorlu. In addition, Ellomay Luzon’s shareholders were involved in court proceedings in connection with the potential separation of the shareholders. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth. Disagreements and disputes among shareholders of Ellomay Luzon Energy may harm Ellomay Luzon Energy’s operations and activities and may indirectly adversely impact Dorad as well.

Sole Operations – Dorad’s sole operation is the Dorad Power Plant. Therefore, any event that materially adversely impacts the Dorad Power Plan will materially adversely impact Dorad.

The following table sets forth the current assumptions with respect to the potential impact of the risk factors on Dorad’s operations:

	Risk Factor	Substantial Influence	Moderate Influence	Minor Influence
Macro Risks	Security and Economic Conditions in Israel	*
	Pandemics, Natural Disasters and Fires		*
Field of Operations Risks	Electricity Tariffs	*
	Market Structure		*
	Regulation and Licenses		*
	Dependency on Service Providers		*
	Equipment Failures		*
	IT and Cyber Attacks		*
	Environmental Regulation		*
	Competition		*
Specific Risks	Joint Control over Ellomay Luzon Energy and Restrictions under Ellomay Luzon Energy Shareholders’ Agreement		*
	Operation of the Facility		*
	Credit Facility		*
	Risks in connection with Price and Availability of Natural Gas		*
	Exchange Rate Fluctuations		*
	CPI Fluctuations	*
	Liquidity		*
	Legal Proceedings			*
	Sole Operations			*

The abovementioned information concerning risk factors, including the estimation of the impact of certain occurrences, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company, as applicable, as of this date. The operations of Ellomay Luzon Energy and Dorad may be subject to additional risk factors in the future, and the impact of each risk factor, should it materialize, may be different from the assessments contained herein.